SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2008

On November 9, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first half of the fiscal year ending March 31, 2008. Attached hereto is a copy of the press release, dated November 9, 2007, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2008. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2008 in the attached press release is unaudited.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2008 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name: Koji Ito
Title: General Manager
Finance and Accounting Department

Date: November 9, 2007

Semi-annual Financial Results Release	November 9, 2007
For the Six Months Ended September 30, 2007	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

Scheduled date of filing semi-annual report: December 14, 2007

Scheduled date of dividend payments: December 6, 2007

1. Consolidated Financial Results for the Six Months Ended September 30, 2007 (April 1, 2007 - September 30, 2007)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations							(Millions of yen)

	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Six months ended September 30, 2007	5,187,652	(1.2%)	563,988	(18.4%)	583,295	(16.6%)	195,170	(33.0%)
Six months ended September 30, 2006	5,249,275	0.3%	691,524	(9.4)%	699,658	(16.1)%	291,515	(11.9)%

Year ended March 31, 2007	10,760,550	—	1,107,015	—	1,138,001	—	476,907	—

Note: Percentages above represent changes from the corresponding previous period.

					Earnings (Loss) per Share		Diluted Earni ngs per Share
Six months ended September 30, 2007					14,122.59	(yen)	—	(yen)
Six months ended September 30, 2006					21,091.27	(yen)	—	(yen)

Year ended March 31, 2007					34,506.55	(yen)	—	(yen)

(Reference) Equity in earnings (losses) of affiliated companies:

For the six months ended September 30, 2007:	3,627 million yen
For the six months ended September 30, 2006:	4,725 million yen
For the year ended March 31, 2007:	3,101 million yen

(2) Consolidated Financial Position		(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity			Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)			Shareholders’ Equity per Share
September 30, 2007	17,914,326	7,306,560			40.8%			528,702.97	(yen	)
September 30, 2006	18,364,986	7,013,411			38.2%			507,436.69	(yen	)

March 31, 2007	18,365,775	7,172,610			39.1%			519,014.60	(yen	)

(3) Consolidated Cash Flows								(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities			Cash flows from Financing Activities			Cash and Cash Equivalents at End of Period
Six months ended September 30, 2007	1,307,780	(1,062,047)			(427,734)			616,406
Six months ended September 30, 2006	793,604	(1,156,830)			(343,344)			704,395

Year ended March 31, 2007	2,361,289	(2,150,990)			(831,830)			796,255

2. Dividends
	Dividends per Share
		Interim Dividends per Share			Year-end Dividends per Share			Total Dividends per Share
Year ended March 31, 2007		4,000.00	(yen	)	4,000.00	(yen	)	8,000.00	(yen	)

Year ending March 31, 2008		4,500.00	(yen	)	—	(yen	)
Year ending March 31, 2008 (Forecasts)		—	(yen	)	4,500.00	(yen	)	9,000.00	(yen	)

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2008	10,600,000	(1.5%)	1,320,000	19.2%	1,320,000	16.0%	530,000	11.1%	38,350.82	(yen)

Note: Percentages above represent changes from the previous year.

4. Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): No

(2)	Change in significant accounting policy and reclassification

1. Change caused by revision of accounting standard: No

2. Others: No

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of period:
September 30, 2007:	15,741,209 shares
September 30, 2006:	15,741,209 shares
March 31, 2007:	15,741,209 shares
2. Number of treasury stock at end of period:
September 30, 2007:	1,921,427 shares
September 30, 2006:	1,919,956 shares
March 31, 2007:	1,921,540 shares
3. Weighted average number of shares outstanding:
For the six months ended September 30, 2007:	13,819,700 shares
For the six months ended September 30, 2006:	13,821,594 shares
For the year ended March 31, 2007:	13,820,769 shares

(Reference) Non-Consolidated Financial Results

For the Six Months Ended September 30, 2007	[Japanese GAAP]

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2007 (April 1, 2007 - September 30, 2007)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations			(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income
Six months ended September 30, 2007	221,204	0.8%	144,491	0.2%	147,234	(0.3%)	148,667	3.3%
Six months ended September 30, 2006	219,421	14.0%	144,187	25.5%	147,691	24.5%	143,915	(57.6%)

Year ended March 31, 2007	359,982	—	197,873	—	206,226	—	189,399	—

Note: Percentages above represent changes from the corresponding previous period.

							Earnings per Share
Six months ended September 30, 2007							10,757.65	(yen	)
Six months ended September 30, 2006							10,412.33	(yen	)

Year ended March 31, 2007							13,703.94	(yen	)

(2) Non-consolidated Financial Position			(Millions of yen, except per share amounts)

	Total Assets		Net Assets		Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)		Net Assets per Share
September 30, 2007	7,893,221		5,127,298		65.0%		371,011.50	(yen	)
September 30, 2006	8,219,665		5,047,094		61.4%		365,169.06	(yen	)

March 31, 2007	8,061,382		5,035,635		62.5%		364,381.77	(yen	)

(Reference) Shareholder’s equity	September 30, 2007:	5,127,298 million yen
	September 30, 2006:	5,047,094 million yen
	March 31, 2007:	5,035,635 million yen

2. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

					(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2008	381,000	5.8%	208,000	5.1%	213,000	3.3%	207,000	9.3%	14,978.53	(yen	)

Note: Percentages above represent changes from the previous year.

Notes:	1. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12.
2. NTT has changed its consolidated and non-consolidated financial results forecasts for the year ending March 31, 2008, announced on May 11, 2007.

1. Business Results

(1) Analysis Concerning Business Results

During the first six-month period of the fiscal year ending March 31, 2008, the Japanese economy expanded at a moderate pace. Although there was a general sentiment of caution in the business environment, corporate profits improved and capital investment increased. There were also signs of recovery in employment.

Dramatic changes are continuing to take place in the telecommunications market in conjunction with the advance of ubiquitous broadband communications including optical access and third-generation mobile communications. Although the market for conventional fixed-lined communications services is shrinking as a result of the shift from ADSL to optical access, broadband services are continuing to grow overall. Conventional fixed-line telephone services are contracting in conjunction with the shift to optical IP telephony. In the mobile communications market, with the introduction of mobile phone number portability last year, competition on rates and services is becoming increasingly fierce.

Within this business climate, NTT Group continued to make efforts towards realization of the NTT Group’s Medium-Term Management Strategy (released November 2004) and is working to expand and solidify its broadband foundations starting with optical access services. Specific business activities included expansion and improvement of services to promote greater use of B FLET’S optical access services and a review of business processes to improve customer service. As a result of these activities, the number of B FLET’S subscribers reached 7.42 million. In addition, efforts in taking the customer-centered perspective to bolster the overall strength of FOMA third-generation mobile communications services in terms of services, rates, handsets and network quality resulted in an increase of FOMA subscribers to greater than 40 million.

NTT Group also reviewed its marketing structures to reinforce its marketing strategies for corporate customers and launched Japan’s first 40 Gbps next-generation lines dedicated for communications. NTT Group also engaged itself in making efforts to provide solution services precisely tailored to the customer business types and formats.

Regarding construction of a safe, secure and highly-reliable next-generation network that combines the strengths of existing fixed-line networks with those of an IP network, various companies from a wide range of fields participated in the field trials that NTT Group began in 2006, allowing NTT Group to confirm various services and verify connectivity with networks. Home users also served as monitors, testing high-definition video distribution services and high-quality IP telephony services, and provided insights into customer needs and verification of technical aspects of the services.

Although IP-related income from B FLET’S and FOMA and system integration income increased as a result of these activities, voice service related income declined, and NTT Group consolidated operating revenues were 5,187.7 billion yen in the first six-month period of the fiscal year ending March 31, 2008 (a decrease of 1.2% from the same period in the previous year). Consolidated operating expenses were 4,623.7 billion yen (an increase of 1.4% from the same period in the previous year) due to the effects of a review conducted on depreciation expenses and other factors. As a result, consolidated operating income was 564.0 billion yen (a decrease of 18.4% from the same period in the previous year), consolidated income before income taxes was 583.3 billion yen (a decrease of 16.6% from the same period in the previous year) and consolidated net income was 195.2 billion yen (a decrease of 33.0% from the same period in the previous year). The asset transfer procedures, which relate to the transfer of the substitutional portion of employee pension funds for which individual NTT Group companies have recorded as extraordinary income, have not been completed. As a result, this income has not been recorded in the consolidated interim financial statements, which are prepared in accordance with U.S. GAAP.

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) revised their forecasts for full-year results, taking into account the effect of changes in depreciation methods in relation to renewal plans for major machinery and equipment. Accordingly, a 29.9 billion yen increase in operating expenses was recorded for this six-month period.

Also, based on its income plan, NTT West revised the amount recorded as deferred tax assets. Accordingly, an increase in corporation, inhabitant and enterprise taxes of 68.6 billion yen was recorded for this semi-annual reporting period.

Business performance of NTT and the main NTT Group companies during the first six-month period of the fiscal year ending March 31, 2008 were as follows.

Nippon Telegraph and Telephone Corporation (NTT)

To implement “NTT Group’s Medium-Term Management Strategy”, NTT, in its capacity as holding company, endeavored to conduct effective group management through the planning of group strategies and the redistribution of managerial resources in line with changes in the business environment. As a result, NTT received 9.5 billion yen as group management and administration revenue (a decrease of 3.2% from the previous fiscal year). With regard to research and development in anticipation of future high-quality video distribution services, NTT developed “video compression LSI circuits,” which are expected to be widely used in equipment that can simultaneously retransmit terrestrial digital broadcasts and in video processing devices that meet the high quality demands of broadcasters. In addition, NTT conducted the world’s first successful demonstration of confinement of atoms in a stable state, an accomplishment previously thought to be impossible and a step towards the creation of quantum computers. As a result of these efforts towards development of technologies that will serve as the foundations for broadband and ubiquitous services, NTT received 63.4 billion yen (an increase of 3.9% from the previous fiscal year) as fundamental research and development revenues.

As a result of the above, NTT’s operating revenues, recurring profit and interim net income for the first six-month period of the fiscal year ending March 31, 2008 were 221.2 billion yen (an increase of 0.8% from the previous fiscal year), 147.2 billion yen (a decrease of 0.3% from the previous fiscal year) and 148.6 billion yen (an increase of 3.3% from the previous fiscal year), respectively.

NTT East and NTT West

During the first six-month period of the fiscal year ending March 31, 2008, NTT East and NTT West took measures to bolster sales including expansion and enhancement of B FLET’S services and worked to secure their revenue bases by enhancing broadband services and to increase business efficiency.

Specific measures included promotion of rate discount programs designed to increase the number of B FLET’S subscribers and the launch of new services in response to customer requests such as FLET’S Home Security, which enables customers to check the status of their home from a remote location using a mobile phone or FLET’S Phone. Efforts to improve customer service included review of the application process for B FLET’S and introduction of new systems for greater efficiency to reduce the time from application to the start of services. In addition, NTT East and NTT West conducted vigorous IP technician training directed towards the construction of a stable operating foundation for broadband services. To improve management efficiency, NTT East established “Office Marketing Departments” in Tokyo area branches and the subsidiaries in other areas and established “NTT East Solutions Corporation” to provide optimal corporate solution services in the Tokyo area. NTT West reorganized its headquarters and established subsidiaries in western Japan to provide system engineering services and repair services for IP-based systems. NTT West now has five operating bases in western Japan including the subsidiaries established last year.

Despite the management efforts above, due to the severe business environment, operating revenues of NTT East and NTT West in the first six-month period of the fiscal year ending March 31, 2008 were 981.8 billion yen (a decrease of 3.1% from the previous year) and 939.7 billion yen (a decrease of 2.1% from the previous year), respectively. NTT East’s interim net income was 73.1 billion yen (an increase of 106.3% from the previous fiscal year) as a gain on transfer of Kosei-Nenkin-Kikin benefits was recognized as special profit. NTT West revised deferred tax assets. As a result of the revision, among others, NTT West recognized an interim net loss of 5.5 billion yen.

NTT Communications Corporation (NTT Communications)

During the first six-month period of the fiscal year ending March 31, 2008, NTT Communications promoted provision of Information and Communication Technology (ICT) solutions to corporate customers. ICT solutions are designed to address management problems and to provide individual customers with services suited to their diversifying lifestyles and needs.

More specifically, NTT Communications worked to provide value adding solutions to corporate customers through such measures as a change to a new structure for the provision of corporate services designed for specific industries and business types, as well as the strengthening of SE (System Engineering) functions and promotion of consulting services tailored to particular business structures of each customer. NTT Communications also worked to bolster its product lineup by offering “GIGASTREAM,” Japan’s first 40 Gbps high-quality, highly reliable next-generation dedicated line. In the area of global business, NTT Communications formed tie-ups with local businesses in Shanghai, China, for the launch of Premier Data Center Services that feature high-quality and highly reliable facilities and operating standards, and expanded and improved service structures in the Chinese mainland, Hong Kong and Taiwan region, including the opening of an office in Tianjin, the eighth office in the greater China region. NTT Communications also expanded its service territory with the start of international IP-VPN services (MPLS type) in the United Arab Emirates, the first time a Japanese carrier has offered such services in the Middle East.

For individual customers, NTT Communications worked to expand its OCN Internet access services, augmenting its marketing of OCN Hikari with FLET’S, a service that offers a menu of optical access services, worked to enhance antivirus and antispam security measures, and launched My Address Plus, a service that allows customers to easily obtain their own email addresses with a JP domain. As part of its measures to integrate management of video distribution, NTT Communications started providing a high-quality Multi-channel Broadcasting Service that was already available on 4th Media Service on the new OCN Theater Service, and worked to realize an integrated operation of a video image distribution service.

With regards to fixed-line telephone services, NTT Communications addressed diversifying customer needs by promoting sales of its Pl@tinum Line low-cost plan for domestic calls, international calls and calls to mobile phones and launching a new service called Pl@tinum Line & Sekaiwari that provides even greater discounts on international calls.

As a result of the above, NTT Communications operating revenues in the first six-month period of the fiscal year ending March 31, 2008 were 562.1 billion yen (an increase of 2.7% from the previous fiscal year). Its interim net income was 39.5 billion yen (an increase of 120.0% from the previous fiscal year) as a gain on transfer of Kosei-Nenkin-Kikin benefits was recognized as special income.

NTT DoCoMo, Inc. (NTT DoCoMo)

During the first six-month period of the year ending March 31, 2008, amidst the continued fierce competition that began with the introduction of number portability in mobile phones from the previous year, NTT DoCoMo worked to increase its overall capabilities by implementing a variety of measures from a customer-driven perspective to create new mobile phone value, by offering user-friendly billing services, enhancing and expanding its handset lineup and services, and improving network quality.

With respect to user-friendly billing services, NTT DoCoMo launched new Fami-wari MAX50 and Hitoridemo Discount 50 discount services. To enhance and expand its handset lineup, NTT DoCoMo launched sales of the FOMA 904i series compatible with such services as 2in1 (two handsets in one), Chokkan Game (motion-control game downloads) and Uta-hodai (music downloads). It has also launched the slim, compact yet multifunctional FOMA 704i series.

Concerning the improvement of network quality, NTT DoCoMo, paying close attention to the opinions of customers, worked to improve service area quality and increase network speeds. In addition, NTT DoCoMo worked to expand the use of credit services and to create new revenue sources by increasing the number of DCMX members.

Despite the efforts made above, due to a decrease in mobile phone revenues, NTT DoCoMo’s consolidated operating revenues for the first six-month period of the year ending march 31, 2008 were 2,325.1 billion yen (a decrease of 2.4% from the previous fiscal year) and consolidated net income was 246.5 billion yen (a decrease of 20.4% from the previous fiscal year).

NTT DATA Corporation (NTT DATA)

During the first six-month period of the year ending March 31, 2008, software investment increased as a result of increased corporate earnings and heightened needs on the part of customers to ensure computer system reliability. To ensure its competitive advantage and maintain its ability to respond to customer needs, NTT DATA worked to shift their approach from “quantity (sales) to quality (working methods, value creation business)” and to achieve the highest customer satisfaction in the industry.

Specific measures included “managerial reform,” “development process reform,” “promotion of group management efficiency,” “review of unprofitable businesses,” “creation of growth engines” and “development of human resources” as the key policies of medium-term management. With respect to the “managerial reform,” NTT DATA implemented measures to standardize management processes. With respect to “development process reform,” NTT DATA implemented measures to reinforce the R & D organizational structure of Software Engineering through restructuring. To raise the “group management efficiency,” NTT DATA integrated “Group Strategy Headquarters” and “Global Business Promotion Sector” with “Corporate Strategy Planning Department” to create “Group Strategy Headquarters” to reinforce group management and drive forward international development. Concerning the “review of unprofitable business,” in order to improve profitability, NTT DATA decided to dissolve some of its consolidated subsidiaries. Concerning the “creation of growth engines,” NTT DATA established the “Health Care System Business Headquarters” to strengthen business in the healthcare field, which is an area of great potential for significant growth. With respect to “development of human resources,” NTT DATA endeavored to train less experienced employees and to certify qualified professionals capable of putting their high expertise in practice to plan and execute their work, utilizing its certification system based on the employee’s skill and experience. Through these endeavors, NTT DATA actively engaged itself in vigorous marketing activities and development of efficient systems geared towards securing subscriptions for new systems and for the launching of new services. NTT Data also continued to provide stable services for existing systems.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year ending March 31, 2008 were 466.1 billion yen (an increase of 2.8% from the same period in the previous fiscal year) and consolidated net income was 21.2 billion yen (a decrease of 6.2% from the same period in the previous fiscal year).

(2) Analysis of Financial Standing

During the period under review, cash flows from operating activities were 1,307.8 billion yen, up 514.2 billion yen (64.8%) from the previous year, as a result of increases in net income and depreciation and amortization costs for the six-months period. The increase in cash flows was primarily a result of a decline in net corporate taxes (NTT was permitted to recognize its impairment loss on shares of Hutchison 3G UK Holdings Limited as a tax write-off, resulting in net corporate taxes of 98.1 billion yen) and a decrease in accounts receivable resulting from the fact that phone charges for March 2007 were carried over into the current half-year under review because the last day of the previous fiscal year, March 31, 2007, was a bank holiday.

Cash flows used in investing activities reached 1,062.0 billion yen, mainly due to the acquisition of fixed assets. This is a decline of 94.8 billion yen (8.2%) from the previous year, resulting primarily from a decrease in acquisition of tangible fixed assets compared to last year, while cash was expended in long-term investments.

Cash flows used in financing activities for repayment of loans and other expenditures were 427.7 billion yen, up 84.4 billion yen (24.6%) from the previous year. This increase was the result of higher cash outflows for the repayment of short-term and long-term loans.

As a result of the above, NTT Group’s balance of cash and cash equivalents at the end of the current half-year was 616.4 billion yen, down 179.8 billion yen (22.6%) from the previous fiscal year ended March 31, 2007.

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In paying dividends, NTT, while giving consideration to stability and sustainability, will base such payments upon a full range of factors, including business performance, dividend payout ratio and financial standing.

It is planned that dividends for the current annual period will be 9,000 yen per share, comprising a 4,500-yen end-of-term dividend and a 4,500-yen interim dividend.

While maintaining a view towards capital efficiency, NTT will allocate retained earnings to investments directed towards capturing growth opportunities and to the strengthening of its financial structure.

2. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications, long-distance and international communications, mobile communications, and data communications.

The contents of each business and the situation of the main consolidated subsidiaries in the business concerned are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, AIREC ENGINEERING CORPORATION, NTT DIRECTORY SERVICES Co., NTT BUSINESS INFORMATION SERVICE, INC, NTT Solco Corporation, NTT CARD SOLUTION Inc., and 95 other companies.

(2) Long-Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, and related ancillary services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), NTT PC Communications Incorporated, NTT Resonant Inc., Plala Networks Inc., Verio Inc., NTT BizLink, Inc., NTT WORLD ENGINEERING MARINE CORPORATION, NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT MSC SDN BHD, NTT COM ASIA LIMITED, NTT Communications (Thailand) Co., Ltd., NTT Taiwan Ltd., NTT do Brasil Telecomunicações Ltda., NTT KOREA Co., Ltd., PT. NTT Indonesia, and 31 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services, PHS services, and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 79 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 89 other companies.

(5) Other Business

Other consolidated subsidiaries of NTT are NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT FACILITIES, NTT FINANCE CORPORATION, NTT URBAN DEVELOPMENT CORPORATION, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc, NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, and 57 other companies.

Group organizational chart appears on the following page.

3. Business Operation Policy

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, the NTT Group has been the mainstay behind the growth and development of Japanese telecommunications. This track record, the confidence that comes with it and our R&D capabilities, which are second to none in the world, serve as the foundation from which we will “continue to provide safe and secure service, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, amidst fierce competition in the marketplace, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, NTT Group set forth the following three managerial goals in NTT Group’s Medium-Term Management Strategy. As NTT Group makes steady progress towards achieving these goals, NTT Group will proactively work to provide greater convenience to its customers, contribute to overcoming social problems, and implement management that emphasizes shareholder value.

a) Use the combined strengths of NTT companies to proactively build a ubiquitous broadband market that responds to customer needs and contributes to the realization of the National ICT Policy.

b) Build a safe, secure and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Issues Facing the Corporate Group

During the second six-month period of the fiscal year ending in March 31, 2008, while oil prices and overseas economic developments need to be closely monitored, exports are expected to continue increasing and domestic personal consumption to rise as a result of strong corporate income and higher wages. As a result, we expect that the Japanese economy will continue to advance at a moderate pace.

In the information and telecommunications market, while ubiquitous broadband communications continue to spread and the development of IP networks is accelerating the convergence of services, the competition to respond to the diversifying needs of customers is expected to grow even more fierce.

Under this business climate, NTT Group will continue to respond to changes in the business environment as it implements its Medium-Term Management Strategy.

Specific business developments include, with respect to optical access services, ongoing efforts to improve customer service such as measures to enhance the customer subscription process so we can respond promptly to customer comments and requests. With respect to FOMA, NTT Group is raising its overall competitive strength by listening to its customers’ suggestions for providing unique products and services, while constructing high-quality and stable networks, improving after-sales follow-up services and introducing customer-friendly rate plans. In addition, we are working to create new revenue sources by offering attractive content and services that make use of HSDPA and working to achieve continuous expansion of overseas roaming services. Also, in efforts to develop business that does not depend on communications traffic, we are further expanding credit services.

With respect to next-generation networks, we are working to launch new commercial services that take into account the results obtained through field testing, such as our customers’ opinions and desires regarding products and the results of technical review. The next-generation network will guarantee a high quality end-to-end network with its network control functions while enjoying its high-speed, wide-band IP and broadband based technologies and securing high reliability and security. Having “open” and “collaboration” as our key words, we are collaborating with other carriers and companies in other sectors and industries to develop varied and wide-ranging ubiquitous broadband services so we can maximize the number of customers who will be enjoying our next-generation network. Based on these ideas, as soon as preparations for the provision of commercial services are complete, we will start commercial services in areas of the Tokyo Metropolitan region and Osaka Prefecture and will steadily expand service territories. We will also provide environments that allow companies in various industries to create new services and business models that take advantage of the features of our next-generation network.

With respect to the provision of solution services to corporate customers, NTT Group will implement business process reforms under its new business structure and will make efforts to better respond to customer needs by reinforcing our marketing and development capabilities. In response to the globalization of our customers’ business, we will work to enhance our business capabilities in Asia, a region where the expansion of business by Japanese companies is expected to grow rapidly.

At the same time, we will continue our NTT Group-wide review of business processes and consolidation of bases to raise management efficiency.

Through the activities described above, NTT Group will continue to work to improve NTT Group’s corporate value.

NTT’s consolidated projections for the fiscal year ending March 31, 2008 are as follows: operating revenues are projected to reach 10,600.0 billion yen (a decrease of 1.5% from the previous year); operating income is projected to reach 1, 320.0 billion yen (an increase of 19.2% from the previous year); income before income taxes is projected to amount to 1,320.0 billion yen (an increase of 16.0% from the previous year), while net income is expected to reach 530.0 billion yen (an increase of 11.1% from the previous year).

Moreover, on July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. Under U.S. GAAP, on a consolidated basis, gain or loss on transfer of such portion will be recognized when the entire transfer has been completed. With respect to the impact which this transfer will have on consolidated earnings, the results of preliminary calculations as of March 31, 2007 were approximately 340.0 billion yen and are reflected in its full-year forecasted results as a decrease in operating expenses.

Future usage of the telephone cards issued by NTT Group is expected to be reasonably estimated. Although the method of calculation for this figure is still under review, a preliminary estimate at present of roughly 30.0 billion yen has been included in the consolidated performance forecasts for the fiscal year ending March 31, 2008 and was recorded as a decrease in operating revenue.

Note:

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

4. Consolidated Balance Sheets

(Millions of yen)

	March 31, 2007	September 30, 2007	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	796,255	616,406	(179,849)
Short-term investments	111,901	66,819	(45,082)
Notes and accounts receivable, trade	2,102,435	1,898,646	(203,789)
Allowance for doubtful accounts	(31,297)	(33,478)	(2,181)
Inventories	309,097	406,659	97,562
Prepaid expenses and other current assets	341,243	400,881	59,638
Deferred income taxes	261,534	258,238	(3,296)
Total current assets	3,891,168	3,614,171	(276,997)

Property, plant and equipment:
Telecommunications equipment	14,639,792	14,744,354	104,562
Telecommunications service lines	13,442,566	13,574,427	131,861
Buildings and structures	5,730,034	5,746,247	16,213
Machinery, vessels and tools	1,864,159	1,886,370	22,211
Land	877,009	934,792	57,783
Construction in progress	289,447	293,688	4,241
Accumulated depreciation	(26,419,195)	(26,922,777)	(503,582)
Total property, plant and equipment	10,423,812	10,257,101	(166,711)

Investments and other assets:
Investments in affiliated companies	273,951	258,348	(15,603)
Marketable securities and other investments	509,798	599,301	89,503
Goodwill, net	387,066	423,110	36,044
Other intangibles, net	1,329,714	1,306,672	(23,042)
Other assets	776,270	771,108	(5,162)
Deferred income taxes	773,996	684,515	(89,481)
Total investments and other assets	4,050,795	4,043,054	(7,741)

TOTAL ASSETS	18,365,775	17,914,326	(451,449)

	(Millions of yen)

	March 31, 2007	September 30, 2007	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	414,290	383,379	(30,911)
Current portion of long-term debt	837,840	716,431	(121,409)
Accounts payable, trade	1,446,681	1,033,186	(413,495)
Accrued payroll	486,108	393,973	(92,135)
Accrued interest	14,602	11,563	(3,039)
Accrued taxes on income	108,556	179,930	71,374
Accrued consumption tax	45,808	47,569	1,761
Advances received	47,412	83,436	36,024
Other	329,516	348,317	18,801
Total current liabilities	3,730,813	3,197,784	(533,029)

Long-term liabilities:
Long-term debt	3,510,370	3,449,273	(61,097)
Obligations under capital leases	96,231	93,283	(2,948)
Liability for employees’ retirement benefits	1,534,993	1,540,068	5,075
Other	468,774	482,099	13,325
Total long-term liabilities	5,610,368	5,564,723	(45,645)

Minority interest in consolidated subsidiaries	1,851,984	1,845,259	(6,725)

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,844,103	2,844,148	45
Retained earnings	4,127,421	4,267,312	139,891
Accumulated other comprehensive income (loss)	172,558	166,563	(5,995)
Treasury stock, at cost	(909,422)	(909,413)	9
Total shareholders’ equity	7,172,610	7,306,560	133,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,365,775	17,914,326	(451,449)

5. Consolidated Statements of Income

	(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues:
Fixed voice related services	1,568,621	1,443,740	(124,881)	3,113,549
Mobile voice related services	1,541,904	1,430,446	(111,458)	3,021,263
IP/packet communications services	1,082,944	1,246,631	163,687	2,247,948
Sale of telecommunications equipment	262,133	244,707	(17,426)	583,349
System integration	474,704	488,586	13,882	1,092,738
Other	318,969	333,542	14,573	701,703
Total operating revenues	5,249,275	5,187,652	(61,623)	10,760,550

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,089,611	1,132,651	43,040	2,325,712
Cost of equipment sold (exclusive of items shown separately below)	606,174	622,716	16,542	1,333,237
Cost of system integration (exclusive of items shown separately below)	303,870	310,226	6,356	737,271
Depreciation and amortization	1,023,646	1,053,276	29,630	2,097,327
Impairment loss	1,062	1,213	151	3,620
Selling, general and administrative expenses	1,529,563	1,500,694	(28,869)	3,140,587
Write-down of goodwill and other intangible assets	3,825	2,888	(937)	15,781
Total operating expenses	4,557,751	4,623,664	65,913	9,653,535
Operating income	691,524	563,988	(127,536)	1,107,015

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(36,082)	(33,760)	2,322	(69,533)
Interest income	12,520	13,488	968	27,088
Others, net	31,696	39,579	7,883	73,431
Total other income (expenses):	8,134	19,307	11,173	30,986

Income (loss) before income taxes	699,658	583,295	(116,363)	1,138,001
Income tax expense (benefit):	286,043	291,415	5,372	468,269
Current	158,581	204,983	46,402	298,177
Deferred	127,462	86,432	(41,030)	170,092
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	413,615	291,880	(121,735)	669,732
Minority interest in consolidated subsidiaries	126,825	100,337	(26,488)	195,926
Equity in earnings (losses) of affiliated companies	4,725	3,627	(1,098)	3,101
Net income (loss)	291,515	195,170	(96,345)	476,907

6. Consolidated Statements of Shareholders’ Equity

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950

Additional paid-in capital:
At beginning of period	2,843,108	2,844,103	995	2,843,108
Other	5	45	40	995
At end of period	2,843,113	2,844,148	1,035	2,844,103

Retained earnings:
At beginning of period	3,747,265	4,127,421	380,156	3,747,265
Cash dividends	(41,466)	(55,279)	(13,813)	(96,751)
Net income (loss)	291,515	195,170	(96,345)	476,907
At end of period	3,997,314	4,267,312	269,998	4,127,421

Accumulated other comprehensive income (loss):
At beginning of period	158,291	172,558	14,267	158,291
Other comprehensive income (loss)	(15,827)	(5,995)	9,832	(6,113)
Adjustment to initially apply SFAS No.158	—	—	—	20,380
At end of period	142,464	166,563	24,099	172,558

Treasury stock, at cost
At beginning of period	(907,088)	(909,422)	(2,334)	(907,088)
Net change in treasury stock	(342)	9	351	(2,334)
At end of period	(907,430)	(909,413)	(1,983)	(909,422)

Shareholders’ equity at end of period	7,013,411	7,306,560	293,149	7,172,610

Summary of total comprehensive income (loss):
Net income (loss)	291,515	195,170	(96,345)	476,907
Other comprehensive income (loss)	(15,827)	(5,995)	9,832	(6,113)
Comprehensive income (loss)	275,688	189,175	(86,513)	470,794

7. Consolidated Statements of Cash Flows

(Millions of yen)

		Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I	Cash flows from operating activities:

	Net income (loss)	291,515	195,170	(96,345)	476,907
	Adjustments to reconcile net income (loss) to net cash provided by operating activities-
	Depreciation and amortization	1,023,646	1,053,276	29,630	2,097,327
	Impairment loss	1,062	1,213	151	3,620
	Deferred taxes	127,462	86,432	(41,030)	170,092
	Minority interest in consolidated subsidiaries	126,825	100,337	(26,488)	195,926
	Write-down of goodwill and other intangible assets	3,825	2,888	(937)	15,781
	Loss on disposal of property, plant and equipment	56,692	43,044	(13,648)	136,167
	Equity in (earnings) losses of affiliated companies	(4,725)	(3,627)	1,098	(3,101)
	(Increase) decrease in notes and accounts receivable, trade	(171,027)	254,077	425,104	(280,524)
	(Increase) decrease in inventories	(14,934)	(97,920)	(82,986)	83,975
	(Increase) decrease in other current assets	(30,523)	(8,679)	21,844	42,160
	Increase (decrease) in accounts payable, trade and accrued payroll	(400,085)	(387,262)	12,823	(76,918)
	Increase (decrease) in accrued consumption tax	18,299	1,869	(16,430)	18,689
	Increase (decrease) in accrued interest	(5,001)	(3,198)	1,803	(2,387)
	Increase (decrease) in advances received	(4,472)	36,006	40,478	(15,042)
	Increase (decrease) in accrued taxes on income	(61,675)	71,610	133,285	(107,406)
	Increase (decrease) in other current liabilities	(43,734)	31,851	75,585	(38,334)
	Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	38,781	(9,363)	(48,144)	(116,380)
	Increase (decrease) in other long-term liabilities	(13,752)	20,855	34,607	(63,181)
	Other	(144,575)	(80,799)	63,776	(176,082)

	Net cash provided by operating activities	793,604	1,307,780	514,176	2,361,289

II	Cash flows from investing activities:

	Payments for property, plant and equipment	(878,706)	(696,190)	182,516	(1,608,505)
	Proceeds from sale of property, plant and equipment	18,802	24,251	5,449	82,035
	Payments for purchase of non-current investments	(26,180)	(88,638)	(62,458)	(72,146)
	Proceeds from sale of non-current investments	6,856	68,718	61,862	71,253
	Payments for purchase of short-term investments	(2,692)	(7,665)	(4,973)	(8,381)
	Proceeds from redemption of short-term investments	1,599	1,501	(98)	4,632
	Acquisition of intangible and other assets	(276,509)	(364,024)	(87,515)	(619,878)

	Net cash used in investing activities	(1,156,830)	(1,062,047)	94,783	(2,150,990)

III	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	256,143	243,506	(12,637)	477,517
	Payments for settlement of long-term debt	(430,017)	(435,524)	(5,507)	(854,825)
	Dividends paid	(41,466)	(55,279)	(13,813)	(96,751)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(337)	54	391	(1,339)
	Payments for acquisition of subsidiary stocks from minority shareholders	(89,997)	(102,997)	(13,000)	(157,656)
	Net increase (decrease) in short-term borrowings and other	(37,670)	(77,494)	(39,824)	(198,776)

	Net cash provided by (used in) financing activities	(343,344)	(427,734)	(84,390)	(831,830)

IV	Effect of exchange rate changes on cash and cash equivalents	128	2,152	2,024	6,949

V	Net increase (decrease) in cash and cash equivalents	(706,442)	(179,849)	526,593	(614,582)

VI	Cash and cash equivalents at beginning of period	1,410,837	796,255	(614,582)	1,410,837
VI	Cash and cash equivalents at end of period	704,395	616,406	(87,989)	796,255

Supplemental information

	Cash paid during the period for:
	Interest	41,077	36,799	(4,278)	71,761
	Income taxes, net	233,320	98,094	(135,226)	418,936

	Noncash investing and financing activities:
	Capital lease obligations incurred during the period	7,583	7,861	278	17,034
	Acquisition of stocks through share exchanges	—	19,864	19,864	—

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with the accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.).

1. Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS No. 133 and SFAS No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. Management does not believe that the adoption of FIN 48 had a material impact on the results of operations or financial position of NTT Group.

2. Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liability for Employees’ Retirement Benefits

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

3. The Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“ NTT Plan”) received permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. However, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on result of operations and financial position of NTT Group will be. If the payment of the amount equivalent to the pension assets to be transferred had been made on March 31, 2007, the estimated amount of such effect on result of operations of NTT Group would have been approximately ¥340 billion.

4. Subsequent event

On November 9, 2007, the board of directors resolved that NTT may acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion from November 12, 2007 through March 24, 2008.

8. Business Segments

(Consolidated)

1. Sales and operating revenues	(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Regional communications business
Customers	1,790,534	1,752,525	(38,009)	3,658,966
Intersegment	307,935	304,578	(3,357)	649,023

Total	2,098,469	2,057,103	(41,366)	4,307,989

Long distance and international communications business
Customers	559,750	585,586	25,836	1,165,599
Intersegment	57,344	57,892	548	124,234

Total	617,094	643,478	26,384	1,289,833

Mobile communications business
Customers	2,355,788	2,295,116	(60,672)	4,730,487
Intersegment	27,585	30,001	2,416	57,606

Total	2,383,373	2,325,117	(58,256)	4,788,093

Data communications business
Customers	394,404	401,586	7,182	872,279
Intersegment	49,312	57,231	7,919	141,548

Total	443,716	458,817	15,101	1,013,827

Other
Customers	148,799	152,839	4,040	333,219
Intersegment	405,684	385,347	(20,337)	850,091

Total	554,483	538,186	(16,297)	1,183,310

Elimination of intersegment	(847,860)	(835,049)	12,811	(1,822,502)

Consolidated total	5,249,275	5,187,652	(61,623)	10,760,550

2. Segment profit or loss	(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating income
Regional communications business	73,704	34,521	(39,183)	115,939
Long distance and international communications business	24,935	57,674	32,739	59,719
Mobile communications business	516,889	408,496	(108,393)	773,524
Data communications business	33,045	29,933	(3,112)	82,845
Other	34,057	26,106	(7,951)	61,285

Total	682,630	556,730	(125,900)	1,093,312

Elimination of intersegment	8,894	7,258	(1,636)	13,703

Consolidated total	691,524	563,988	(127,536)	1,107,015

Note:	Subsequent to the six months ended September 30, 2006, NTT BizLink, Inc. was changed from the regional communications business segment to the long distance and international communications segment, and On Demand TV, Inc. and another company were changed from the other business segment to the long distance and international communications business segment. Accordingly, the amounts for the six months ended September 30, 2006 have been restated.

9. Securities

(Consolidated)

1. Available-for-sale		(Millions of yen)

		March 31, 2007	September 30, 2007	Increase (Decrease)
Equity securities	Carrying amounts	190,738	219,711	28,973
	Gross unrealized gains	211,468	230,757	19,289
	Gross unrealized losses	1,839	14,759	12,920
	Fair value	400,367	435,709	35,342
Debt securities	Carrying amounts	103,650	53,985	(49,665)
	Gross unrealized gains	27	11	(16)
	Gross unrealized losses	152	48	(104)
	Fair value	103,525	53,948	(49,577)

2. Held-to-maturity		(Millions of yen)

		March 31, 2007	September 30, 2007	Increase (Decrease)
Debt securities	Carrying amounts	1,260	260	(1,000)
	Gross unrealized gains	1	—	(1)
	Gross unrealized losses	—	—	—
	Fair value	1,261	260	(1,001)

Note: Notes to leases and derivative financial instruments are omitted because the need for disclosure is not material to this report.

10. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)

	March 31, 2007	September 30, 2007	Increase (Decrease)
ASSETS

Current assets:
Cash and bank deposits	15,281	21,690	6,409
Accounts receivable, trade	1,394	93	(1,301)
Supplies	358	345	(12)
Short-term loans receivable	544,285	611,458	67,173
Subsidiary deposits	150,000	99,000	(51,000)
Other current assets	122,190	78,187	(44,002)
Total current assets	833,509	810,775	(22,733)

Fixed assets:
Property, plant and equipment	209,087	203,968	(5,118)
Intangible fixed assets	46,559	45,847	(711)
Investments and other assets
Investment securities	4,814,241	4,818,351	4,110
Long-term loans receivable	2,116,611	1,978,442	(138,169)
Other investments and assets	41,374	35,835	(5,538)
Total investments and other assets	6,972,226	6,832,629	(139,597)
Total fixed assets	7,227,872	7,082,445	(145,427)

TOTAL ASSETS	8,061,382	7,893,221	(168,161)

(Millions of yen)

	March 31, 2007	September 30, 2007	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	477	248	(229)
Current portion of corporate bonds	339,765	329,250	(10,515)
Current portion of long-term borrowings	234,557	246,711	12,153
Accrued taxes on income	28	243	215
Deposit received from subsidiaries	95,797	36,862	(58,935)
Other current liabilities	114,611	56,416	(58,194)
Total current liabilities	785,237	669,732	(115,505)

Long-term liabilities:
Corporate bonds	1,340,762	1,340,787	25
Long-term borrowings	868,539	730,370	(138,169)
Liability for employees’ retirement benefits	30,408	24,288	(6,120)
Other long-term liabilities	798	744	(54)
Total long-term liabilities	2,240,508	2,096,190	(144,318)

TOTAL LIABILITIES	3,025,746	2,765,922	(259,824)

NET ASSETS

Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	994	1,040	45
Total capital surplus	2,673,820	2,673,866	45
Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,185,137	2,278,525	93,388
Reserve for special depreciation	11	11	—
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,054,125	1,147,514	93,388
Total earned surplus	2,320,470	2,413,859	93,388
Treasury stock	(909,422)	(909,413)	9
Total shareholders’ equity	5,022,819	5,116,262	93,443

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	12,816	11,035	(1,780)
Total unrealized gains (losses), translation adjustments, and others	12,816	11,035	(1,780)

TOTAL NET ASSETS	5,035,635	5,127,298	91,662

TOTAL LIABILITIES AND NET ASSETS	8,061,382	7,893,221	(168,161)

11. Non-Consolidated Comparative Statements of Income

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues	219,421	221,204	1,782	359,982
Operating expenses	75,234	76,712	1,478	162,109
Operating income	144,187	144,491	304	197,873

Non-operating revenues:	30,623	28,632	(1,991)	62,388
Interest income	23,375	21,735	(1,639)	46,538
Lease and rental income	5,766	5,720	(46)	11,585
Miscellaneous income	1,481	1,175	(305)	4,264

Non-operating expenses:	27,118	25,888	(1,230)	54,035
Interest expenses	9,298	7,606	(1,691)	17,976
Corporate bond interest expenses	14,411	14,609	197	29,009
Lease and rental expenses	2,685	2,817	131	5,405
Miscellaneous expenses	722	855	132	1,643

Recurring profit	147,691	147,234	(457)	206,226

Special profits	—	6,683	6,683	—
Special losses	—	—	—	9,858
Income before income taxes	147,691	153,918	6,226	196,367
Corporation, inhabitant, and enterprise taxes	2,143	(646)	(2,790)	(444)
Deferred tax expenses (benefits)	1,633	5,897	4,264	7,412
Net income	143,915	148,667	4,752	189,399

12. Non-Consolidated Statements of Changes in Shareholders' Equity and Other Net Assets

Year ended March 31, 2007												(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485
Net change during the annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Return of reserve for special depreciation to retained earnings						(70)		70	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (Interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								189,399	189,399		189,399			189,399
Payments to acquire treasury stock										(5,807)	(5,807)			(5,807)
Resale of treasury stock			994	994						3,472	4,467			4,467
Others, net												(2,089)	(2,089)	(2,089)
Total net change during the annual period	—	—	994	994	—	(518)	—	93,098	92,579	(2,334)	91,239	(2,089)	(2,089)	89,150
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

(*)	Items approved in the shareholders’ meeting held in June 2006

Six months ended September 30, 2007													(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635
Net change during this six-month period
Cash dividends								(55,278)	(55,278)		(55,278)			(55,278)
Net income								148,667	148,667		148,667			148,667
Payments to acquire treasury stock										(300)	(300)			(300)
Resale of treasury stock			45	45						309	354			354
Others, net												(1,780)	(1,780)	(1,780)
Total net change during this six-month period	—	—	45	45	—	—	—	93,388	93,388	9	93,443	(1,780)	(1,780)	91,662
September 30, 2007	937,950	2,672,826	1,040	2,673,866	135,333	11	1,131,000	1,147,514	2,413,859	(909,413)	5,116,262	11,035	11,035	5,127,298

13. Non-Consolidated Comparative Statements of Cash Flows

				(Millions of yen)

		Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I	Cash flows from operating activities:

	Income before income taxes	147,691	153,918	6,226	196,367
	Depreciation and amortization	14,913	19,982	5,068	32,721
	Loss on disposal of property, plant and equipment	118	364	245	1,019
	Dividends received	(139,128)	(141,692)	(2,563)	(198,608)
	Write-off of investments in affiliated companies	—	—	—	9,858
	Increase (decrease) in liability for employees’ retirement benefits	1,783	(6,120)	(7,903)	2,083
	(Increase) decrease in accounts receivable	33,130	39,196	6,066	3,850
	Increase (decrease) in accounts payable and accrued expenses	(49,543)	(47,737)	1,805	(13,976)
	Increase (decrease) in accrued consumption tax	571	1,247	675	(201)
	(Increase) decrease in subsidiary deposits	(65,000)	—	65,000	—
	Increase (decrease) in deposit received from subsidiaries	172,460	(58,935)	(231,395)	95,797
	Other	(85)	1,495	1,581	(853)

	Sub-total	116,911	(38,280)	(155,192)	128,059
	Interest and dividends received	163,711	165,315	1,603	246,112
	Interest paid	(25,311)	(24,643)	668	(47,714)
	Income taxes received (paid)	28	6,416	6,387	(6,173)

	Net cash provided by (used in) operating activities	255,340	108,808	(146,532)	320,283

II	Cash flows from investing activities:

	Payments for property, plant and equipment	(21,801)	(25,542)	(3,741)	(49,403)
	Payments for purchase of investment securities	(149)	(7,117)	(6,968)	(2,888)
	Proceeds from sale of investment securities	191	2	(188)	194
	Payments for long-term loans	(122,304)	(130,000)	(7,695)	(231,554)
	Proceeds from long-term loans receivable	193,618	218,660	25,042	515,327
	Other	26	57	31	(7)

	Net cash provided by (used in) investing activities	49,581	56,060	6,479	231,666

III	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	122,297	129,960	7,662	231,547
	Payments for settlement of long-term debt	(204,504)	(267,794)	(63,290)	(431,396)
	Net increase (decrease) in short-term borrowings	(90,000)	—	90,000	(90,000)
	Dividends paid	(41,465)	(55,278)	(13,813)	(96,750)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(337)	54	392	(1,339)

	Net cash provided by (used in) financing activities	(214,010)	(193,058)	20,951	(387,939)

IV	Net increase (decrease) in cash and cash equivalents	90,911	(28,189)	(119,101)	164,011

V	Cash and cash equivalents at beginning of period	10,366	174,377	164,011	10,366

VI	Cash and cash equivalents at end of period	101,277	146,188	44,910	174,377

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1) Securities

[1] Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

[2] Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2) Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis.

The useful lives are calculated on the estimated cycle of the assets and the residual values are determined substantially.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3.	Allowances

(1) Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of the end of this six-month period.

(2) Liability for employees’ retirement benefits

To provide for employees’ pension benefits, based on estimated benefit obligations and plan assets as of the end of this fiscal year, a liability is accrued in the estimated amounts as of the end of this six-month period.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

28

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.	Hedging Activities

(1) Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2) Hedging Instruments and Hedged Items

[1] Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options and combinations of the above.

[2] Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3) Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4) Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

6.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

29

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2007:	240,582 million yen
September 30, 2007:	249,128 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

Notes to Non-Consolidated Statements of Income

1.	Major components of operating revenues:

(Millions of Yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Dividends received	139,128	141,692	198,608
Revenues from NTT Group management	9,858	9,539	19,714
Revenues from basic R&D	61,057	63,441	122,115

2.	Research & Development expenses included in operating expenses:

(Millions of Yen)

Six months ended September 30, 2006	58,236
Six months ended September 30, 2007	62,060
Year ended March 31, 2007	128,814

Note to Non-Consolidated Statements of Changes In Shareholders’ Equity and Other Net Assets

Matters Pertaining to Treasury stock

Type of stock	Common stock
Number of shares on March 31, 2007	1,921,540.08 shares

Increase in number of shares during this six-month period (Payments to acquire treasury stock)	540.33 shares

Decrease in number of shares during this six-month period (Resale of treasury stock)	653.80 shares

Number of shares on September 30, 2007	1,921,426.61 shares

30`

14. Securities

(Non-Consolidated)

September 30, 2007

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	5,838,325 million yen	5,797,196 million yen

Investments in affiliated companies	9,804 million yen	18,473 million yen	8,669 million yen

Total	50,934 million yen	5,856,799 million yen	5,805,865 million yen

March 31, 2007

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	7,547,288 million yen	7,506,159 million yen

Investments in affiliated companies	9,804 million yen	23,672 million yen	13,868 million yen

Total	50,934 million yen	7,570,961 million yen	7,520,027 million yen

Attachment

Nippon Telegraph and Telephone Corporation

November 9, 2007

NTT’s Shares and Shareholders (as of September 30, 2007)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Not Individuals	Individuals
Total Holders	4	393	102	9,585	825	78	1,100,341	1,111,328
Total Shares	5,307,255	2,033,101	91,419	200,190	3,593,661	234	4,489,164	15,715,024	26,185
%	33.77	12.94	0.58	1.27	22.87	0.00	28.57	100.00

Notes:	1.	“Other Domestic Corporations” includes 3,366 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

	2.	“Domestic Individuals, etc.” includes 1,921,431 shares of treasury stock, and “Odd-Lot Shares” includes 0.61 shares of treasury stock. The actual number of treasury stock shares at the end of September 30, 2007 was 1,921,426.61.

	3.	The number of shareholders who own only odd-lot shares is 315,610.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	378	147	889	1,172	28,320	67,771	1,012,651	1,111,328
%	0.03	0.01	0.08	0.11	2.55	6.10	91.12	100.00
Total Shares	12,969,478	100,681	176,309	75,741	430,981	411,087	1,550,747	15,715,024	26,185
%	82.53	0.64	1.12	0.48	2.74	2.62	9.87	100.00

Notes:	1.	“At Least 1,000” includes 3,366 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

	2.	“At Least 1,000” includes 1,921,431 shares of treasury stock, and “Odd-Lot Shares” includes 0.61 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,307,247.26	33.72
Moxley and Company	710,930.00	4.52
Japan Trustee Services Bank, Ltd. (Trust Account)	462,449.00	2.94
The Master Trust Bank of Japan, Ltd. (Trust Account)	385,795.00	2.45
Japan Trustee Services Bank, Ltd. (Trust Account 4)	149,388.00	0.95
State Street Bank and Trust Company 505103	130,354.00	0.83
NTT Employee Share-Holding Association	127,970.22	0.81
State Street Bank and Trust Clients Omnibus Account OM02	117,256.00	0.74
State Street Bank and Trust Company	107,078.00	0.68
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	101,179.00	0.64

Total	7,599,646.48	48.28

Note: The Company’s holdings of treasury stock (1,921,426.61 shares) are not included in the above figures.

Financial Results for the Six Months Ended September 30, 2007 November 9, 2007

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of
NTT based on the information at its disposal.  The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained in the past and recognized accurately.  In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances,
NTT’s actual results could differ materially from forward-looking statements and the projected figures contained herein or referred to in this presentation.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is the 12-month period beginning on April
1 of the year prior to the year indicated and ending on March 31 of the year indicated.
***  “1H” in this material represents one half year which is 6-month period beginning on April 1 of the year indicated and ending on September 30 of the year indicated.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Disclaimer Information

[Effect] Description
Reversal of deferred tax assets
(NTT West)
Change in accounting estimate on
depreciation of equipment, such
as D70*
(NTT East and NTT West)
Recognition of estimated amount
for expired minutes under “two-
month carry-over” (Nikagetsu
Kurikoshi) plan in the previous
fiscal year (NTT DoCoMo)
Special Affairs
[(68.6)]
[29.9]
[(29.3)]
(33.0)%
(18.4)%
1.4%
(1.2)%
% Change
year-on-year
(96.3)
(127.5)
65.9
(61.6)
Change
year-on-year
4,623.7 4,557.8
Operating
Expenses
195.2 291.5
Net
Income
564.0 691.5
Operating
Income
5,187.7 5,249.3
Operating
Revenues
FY2008/1H FY2007/1H
Decline in both operating revenues and operating income
Recognition of estimated amount for expired minutes under “two-month carry-over” (Nikagetsu Kurikoshi)
plan in the previous fiscal year (NTT DoCoMo)
Decline in operating revenues
Change in accounting estimate on depreciation of equipment, such as D70* (NTT East and NTT West)
Increase in operating expenses

FY2008/1H Highlights
(US-GAAP)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen)
(*)
D70 : Old-type public switch
I consolidated results and forecasts

+15.1
FY2008/1H Details of Financial Results (per Segment)
(US-GAAP)
5,249.3
5,187.7
FY2007/1H
+12.8
(41.4)

+26.4
(58.3)
(16.3)
Operating Revenues
+18.2
4,557.8
4,623.7
+14.4
(2.2)
(6.4)
+50.1
(8.3)
Operating Expenses
Operating Income
564.0 (1.6) (8.0) (3.1) (108.4) 32.7 (39.2) 691.5
FY2008/1H
Elimination of
intersegment
Other business
Data
communications
business
Mobile
communications
business
Long distance and
international
communications
business
Regional
communications
business
FY2007/1H
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2008/1H
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment
(Billions of yen)
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment
Decline in operating income for mobile communications and regional communications business segments.
(Includes special factors)
System integration business continues to stay strong in long distance and international communications business segment
I consolidated results and forecasts

FY2008 Forecast Highlights
(US-GAAP)

53.1
213.0
(373.5)
(160.6)
Change
year-on-year
70.0
210.0
(310.0)
(100.0)
Change from
the initial
forecasts
9,280.0 9,590.0
Operating
Expenses
530.0 460.0 Net Income
1,320.0 1,110.0
Operating
Income
10,600.0 10,700.0
Operating
Revenues
FY2008
Revised forecasts
FY2008
Initial forecasts
(Billions of yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
I consolidated results and forecasts
Decrease in operating revenues and increase in operating income from the initial financial results forecasts for FY2008
Revised forecasts reflect the revisions to NTT West, NTT Com and NTT DoCoMo’s forecasts, in addition to recognition of gain on transfer of the substitutional portion of employee pension fund liabilities, the effect of change in accounting estimate on depreciation adopted by NTT East and
NTT West, and allowance for estimated future usage of unused fixed-line telephone cards

FY2008 Details of Financial Results Forecasts (U.S. GAAP)
+340.0
Gain on transfer of
substitutional portion
Change in accounting
estimate on depreciation
(100.0)
Allowance for
telephone cards
(30.0)
+213.0
year-on-year
1,320.0
1,110.0
+210.0
Decrease in
operating expenses
Increase in
operating expenses
Decrease in
operating revenues
+3.0
year-on-year
Effect of the gain on transfer of the substitutional portion of employee pension fund liabilities
(decline in operating expenses), effects of change in accounting estimate on depreciation
(increase in operating expenses) and allowance for estimated future usage of unused fixed-line telephone cards (decrease in operating income) is 210.0 billion yen.
FY2008 E
(Revised Forecasts)
Operating
Income
FY2008 E
(Initial Forecasts)
(Billions of yen)
+210.0
1,110.0
I consolidated results and forecasts
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

+14.6
5,249.3
5,187.7
+163.7
(236.3)
(61.6) [(1.2)%]
year-on-year
(3.5)
SI* : +13.9
Telecommunications
equipment : (17.4)
Fixed voice : (124.9)
Mobile voice : (111.5)
FY2008/1H Details of Financial Results (per Item)
(US-GAAP)
4,557.8
4,623.7
+65.9 [+1.4%]
year-on-year
+22.8
+16.2
+0.3
+26.6
691.5
564.0
(127.5) [(18.4%)]
year-on-year

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Operating Revenues
Operating Expenses
Operating Income
FY2007/1H
IP/packet
communications
services revenues
SI* revenues and  sales of
telecommunications equipment
*SI : System integration
Voice related
services revenues
Other revenues
FY2008/1H
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
Other expenses
(Billions of yen)
I consolidated results and forecasts

Operating Income
Operating Expenses
FY2008 Details of Forecast (per Item)
(US-GAAP)

10,700.0
+23.0
9,590.0
1,110.0
FY2008 Initial
forecasts
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Operating Revenues
(Billions of yen)
FY2008 Revised
forecasts
IP/packet
communications
services revenues
(123.0)
Voice related
services revenues
Change
(100.0)
10,600.0
+110.0
(330.0)
(90.0)
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
9,280.0
Change
(310.0)
1,320.0
Change
+210.0
I consolidated results and forecasts

33.8
38.0
0.0
10.0
20.0
30.0
40.0
FY2007/1H FY2008/1H
939.7
959.8
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
FY2007/1H FY2008/1H
12.9
16.1
0.0
10.0
20.0
30.0
FY2007/1H FY2008/1H
Operating revenues
Operating income
Operating revenues
Operating income

5 Major Subsidiaries’ Financial Results for FY2008/1H
NTT East
(3.1%)
(11.0%)
NTT West
(2.1)%
+25.1.%
II subsidiaries’ results
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(JPN-GAAP)
(JPN-GAAP)
(Billions of yen)
Progress
49.1%
Progress
112.8%
Progress
49.0%
Progress
538.7%
1,013.1
981.8
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
FY2007/1H FY2008/1H

31.8
63.2
0.0
20.0
40.0
60.0
80.0
FY2007/1H FY2008/1H
547.4 562.1
0.0
100.0
200.0
300.0
400.0
500.0
600.0
FY2007/1H FY2008/1H
NTT Com

5 Major Subsidiaries’ Financial Results for FY2008/1H
+2.7%
+98.5%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(JPN-GAAP)
Operating revenues
Operating income
(Billions of yen)
II subsidiaries’ results
Progress
49.1%
Progress
63.3%

516.9
408.5
0.0
100.0
200.0
300.0
400.0
500.0
600.0
FY2007/1H FY2008/1H
2,383.4
2,325.1
0.0
500.0
1,000.0
1,500.0
2,000.0
2,500.0
FY2007/1H FY2008/1H
453.4
466.1
0.0
100.0
200.0
300.0
400.0
500.0
FY2007/1H FY2008/1H
Operating revenues
Operating income
Operating revenues Operating income
(JPN-GAAP)
(U.S. GAAP)
NTT DoCoMo (consolidated)
NTT DATA (consolidated)

5 Major Subsidiaries’ Financial Results for FY2008/1H
+2.8%
+0.3%
(2.4%)
(21.0)%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen)
II subsidiaries’ results
Progress
43.2%
Progress
39.6%
Progress
49.8%
Progress
52.4%
37.6
37.4
0.0
10.0
20.0
30.0
40.0
FY2007/1H FY2008/1H

45,950
45,124 44,323
43,343 42,399
38,978
41,488
6,774
7,684
7,515
7,338
7,152
6,951
6,273
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2008.3 E
4,076
4,723
5,362
6,076
6,782
9,476
5,673
5,485
5,323
5,193
4,423
7,424
5,586
5,043
0
3,000
6,000
9,000
12,000
15,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2008.3 E
Number of Subscribers for Broadband Access Services and Fixed-line Telephone Services

6,274
619
(130)
706
581 567 518 596
(150)
642
641
(162)
714
(102) (87) (9)
639 647 657
1,385
1,966
2,533
3,174
3,793
(1,145)
(201)
(944)
(1,088)
(177)
(911)
(1,166)
(186)
(980)
(978) (995) (1,136)
(177) (169) (176)
(801) (826) (960)
3,400[±0]
(900)[±0]
3,100[±0]
(4,365)
[±0]
(879)
[±0]
(5,245)
[±0]
4,388
III data
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Fixed-line Telephone Services
Broadband Access Services
(Thousands)
B FLET’S
FLET’S ADSL
Optical
IP Telephone
(“Hikari Phone”)
2
[Change from the previous quarter]
Year
over
year
fore-
casted
change
FLET’S ADSL
B FLET’S
Optical IP Telephone
*1. No. of B FLET‘S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
1
(Thousands)
INS-Net
Telephone Subscriber Lines
Telephone
Subscriber Lines
ISDN
Total
3
4
[Change from the previous quarter]
Year
over
year
fore-
casted
change
9,749
10,310
10,847
11,399
11,975
13,899
12,467
53,634
52,639
51,661 50,495
49,350
45,250
48,262
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog LitePlan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.  For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 LitePlan is included).

*   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU.  Please see page 23 regarding the calculation of ARPU.
ARPU of Telephone Subscriber Lines and INS-Net Subscriber Lines

5,800
5,600
5,400
2,800
2,600
3,000
5,200
5,240
5,410
5,220 5,240 5,330 5,320 5,330
5,390 5,400 5,510 5,480 5,480
2,620
2,730
2,620 2,630 2,670 2,670 2,660
2,720 2,740 2,780 2,770 2,770
5,220 5,310
5,380 5,470
2,620 2,660
2,730 2,760
2,970
3,120
2,970 2,980 3,030 3,030 3,020
3,120 3,130 3,190 3,180 3,180
2,970 3,020
3,120 3,170
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(West) INS-Net
(East) INS-Net
(Yen)
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
INS-Net
Telephone
Subscriber
Lines
Aggregate Fixed
Line  (Telephone
Subscriber Lines
+ INS-Net)
East
West
East
West
East
West
FY2007/1Q FY2007/2Q
FY2008 E
FY2007/3Q
FY2007/4Q FY2008/1Q
FY2007
FY2008/2Q
[Yearly basis]
[Quarterly basis]
III data

B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari Phone”)
services by the number of B FLET’S subscribers.

5,400
5,000
4,800
4,600
5,350
5,060
5,440 5,260 5,190 5,060 4,900
5,260 5,190 5,140 5,010 4,780
5,480 5,120
5,290 5,050
5,200
4,400
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*
*
ARPU of B FLET’S
(West) B FLET’S
(East) B FLET’S
(Yen)
B FLET’S
East
West
*
FY2007/1Q FY2007/2Q FY2008 E FY2007/3Q FY2007/4Q FY2008/2Q FY2007
*  B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West. Please see page 23 regarding the calculation of ARPU.
FY2008/1Q
III data
[Yearly basis] [Quarterly basis]

Number of Subscribers for Cellular

51,672
52,103 52,214
52,621
52,846
53,480
26,217
29,098
32,114
35,529
37,854
43,980
52,942
40,043
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2008.3 E
850
8,450
2,325
225
3,416
407
2,188
96
3,015 2,882 2,753
111 431 529
Year over
year
forecasted
change
50.7%
55.8%
61.5%
67.5%
71.6%
82.2%
75.6%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Cellular total
FOMA
(Thousands)
% of FOMA subscribers
FOMA
Cellular total
*
*  The number of communication module service subscribers is included in total cellular subscribers.
III data
[Change from the previous quarter]

ARPU of Cellular (FOMA + mova)

4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
FOMA+mova
FOMA
mova
6,560 6,550 6,530 6,670 6,720 6,900
7,370 7,270 7,500 7,780 7,970 8,300
4,600 4,440 4,720 5,070 5,240 5,540
6,430 6,700
7,070 7,860
4,360 5,180
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Yen)
FOMA+mova
FOMA
mova
FY2007/1Q
FY2007/2Q
FY2008 E FY2007/3Q FY2007/4Q
FY2008/1Q
FY2007 FY2008/2Q
*  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU.  Please see page 23 regarding the calculation of ARPU.
III data
[Yearly basis] [Quarterly basis]

(Notes)
*1 The number of  employees at March 31, 2006, 2007 and 2008E does not include the number of employees who retired or are retiring at that date and rehired or are rehiring at April 1, 2006, 2007 and 2008E, respectively.
*2 The numbers in brackets represent the changes from NTT’s forecast at the beginning of fiscal year 2008.
Employees, Interest-bearing Debt and Capital Investment
5,628.1
5,073.6
1,064.1
2,191.9
0
10,000
15,000
20,000
25,000

4,700.0
[±0]
*2
2,090.0
[±0]
*2
0
210,000
160,000
170,000
180,000
200,000
220,000
*2
190,000
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
210,950
209,150
211,600
199,100
199,750
194,500
[(250)]
5,000
0
5,296.2
4,770.8
4,560.7
45,000
50,000
55,000
60,000
40,000
35,000
2,236.9
897.2
Employees Interest-bearing Debt Capital Investment
*1
(Persons) (Billions of yen) (Billions of yen)
Sep 30,
2005
Sep 30,
2006
Mar 31,
2006
Mar 31,
2007
Sep 30,
2007
Mar 31,
2008E
Sep 30,
2005
Sep 30,
2006
Mar 31,
2006
Mar 31,
2007
Sep 30,
2007
Mar 31,
2008E
FY2006/1H
FY2007/1H
FY2006
FY2007
FY2007/1H
FY2008E
FY2008/1H
III data
1,019.6

Change year-on-year
(% change)
Operating Revenues
FY2008/1H
(58.3)
(2.4)%
12.7
2.8%
14.7
2.7%
(20.1)
(2.1)%
(31.3)
(3.1)%
1.7
0.8%
4,667.0
49.8%
1,080.0
43.2%
1,146.0
49.1%
1,918.0
49.0%
2,000.0
49. 1%
381.0
58.1%
2,325.1 466.1 562.1 939.7 981.8 221.2
10,600.0
48.9%
(61.6)
(1.2)%
5,187.7
Operating Expenses
3,887.0
49.3%
985.0
43.5%
1,046.0
47.7%
1,915.0
48.2%
1,970.0
48.1%
173.0
44.3%
50.1
2.7%
12.5
3.0%
(16.6)
(3.2)%
(23.3)
(2.5)%
(27.1)
(2.8)%
(1.4)
(2.0)%
1,916.6 428.5 498.9 923.5 948.0 76.7
65.9
1.4%
9, 280.0
49.8%
4,623.7
Operating Income
(108.4)
(21.0)%
0.1
0.3%
31.4
98.5%
3.2
25.1%
(4.1)
(11.0)%
0.3
0.2%
780.0
52.4%
95.0
39.6%
100.0
63.3%
3.0
538.7%
30.0
112.8%
208.0
69.5%
408.5 37.6 63.2 16.1 33.8 144.4
1,320.0
42.7%
(127.5)
(18.4)%
564.0
I n c o m e b e f o r e
I n c o m e T a x e s
(109.4)
(21.0)%
1.3
3.8%
35.8
99.3%
3.3
17.1%
(4.8)
(9.6)%
(0.4)
(0.3)%
785.0
52.3%
91.0
41.4%
105.0
68.5%
20.0
113.5%
50.0
92.5%
213.0
69.1%
410.9 37.6 71.9 22.6 46.2 147.2
1,320.0
44.2%
(116.4)
(16.6)%
583.3
N e t I n c o m e
(63.3)
(20.4)%
(1.3)
(6.2)%
21.5
120.0%
(18.1)
-
37.6
106.3%
4.7
3.3%
476.0
51.8%
51.0
41.6%
55.0
71.9%
(30.0)
-
71.0
103.1%
207.0
71.8%
246.5 21.2 39.5 (5.5) 73.1 148.6
530.0
36.8%
(96.3)
(33.0)%
195.2
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
*2
*2 *2
*2
*2
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
*1. The number  of  consolidated subsidiaries is 422 and the number of companies accounted for under the equity method is 94.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
(Appendix) Consolidated and Main Subsidiaries’ FY2008/1H Financial Results
(Billions of Yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)

637.2
691.5
+16.8
559.4
564.0
+28.7
+37.5
(24.1)
(Appendix) Analysis of difference between consolidated operating income and total operating income of 5 major subsidiaries
Total operating
income of 5 major
subsidiaries
(JPN GAAP)
Elimination and
U. S. GAAP
adjustments
Consolidated
operating income
(U. S. GAAP)
FY2007/1H
FY2008/1H
(Billions of yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

March 31, 2007 March 31, 2007
Assets
¥17,914.3 billion
Assets
¥18,365.8 billion
Liabilities
¥9,341.2 billion
Liabilities
¥8,762.5 billion
Minority interest
¥1,845.3 billion
Equity
¥7,306.6
billion
Minority interest
¥1,852.0 billion
Equity
¥7,172.6
billion

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Appendix) Details of Consolidated Balance Sheet
Assets
¥(451.4) billion
Tangible fixed
assets
…¥10,423.8 billion
Interest-bearing debt
…¥4,560.7 billion
Interest-bearing debt
…¥4,770.8 billion
Deferred tax
assets (non-current)
…¥774.0 billion
Deferred tax
assets (non-current)
…¥684.5 billion
Cash, cash
equivalents and
short-term
investments
…¥908.2 billion
Cash, cash
equivalents and
short-term
investments
…¥683.2 billion
Liability for
employees’
retirement benefits
… ¥1,540.1billion
Liability for
employees’
retirement benefits
…¥1,535.0 billion
¥(166.7) billion
Tangible fixed
assets…
¥10,257.1 billion
September 30, 2007
¥(224.9) billion
¥(89.5) billion
¥(210.1) billion
Liabilities
¥(578.7) billion
+¥5.1 billion
Total…¥18,365.8 billion
Total…¥17,914.3 billion [ ¥(451.4) billion ]
Total…¥18,365.8 billion
Minority interest
¥(6.7) billion
Equity
+¥134.0 billion
Retained earnings
…¥4,267.3 billion
Treasury stock
…¥(909.4) billion
+¥0.0 billion
+¥139.9 billion
Retained earnings
…¥4,127.4 billion
Treasury stock
…¥(909.4) billion

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Appendix) Details of Consolidated Cash Flows
Net cash provided by operating activities increased 64.8% or ¥514.2 billion.
- Net payments for income taxes decreased by ¥135.2 billion.
- Accounts receivable decreased by ¥425.1 billion for delay of collection due to bank holiday at the end of period.
Net cash used in investing activities decreased 8.2% or ¥94.8 billion.
- Payments for purchase of property, plant and equipment decreased by ¥182.5 billion.
Net cash used in financing activities decreased 24.6% or ¥84.4 billion.
- Payments for settlement of short term debt increased by ¥39.8 billion.
- Payments for settlement of long term debt increased by ¥18.1 billion.
As a result, cash and cash equivalents at the end of the period decreased by 22.6% or ¥179.8 billion to ¥616.4 billion.
(Billions of yen)
1,410.8
(1,156.8)
793.6
704.4
(343.3)
796.3
(1,062.0)
1,307.8
(427.7)
616.4
(1,500)
(1,000)
(500)
0
500
1,000
1,500
2,000
FY2007/1H
FY2008/1H
Cash and cash equivalents at
beginning of the year
CFs from operating activities CFs from investing activities CFs from financing activities Cash and cash equivalents at end of the year

(Appendix ) Consolidated and Main Subsidiaries’ FY2008 Financial Results Forecasts
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Change from the previous
financial results forecasts
Operating Expenses
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
(Note) "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West,
NTT Com and NTT DATA represent their recurring profits.
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
Consolidated
(US-GAAP)
FY2008E
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of Yen)
785.0 91.0
381.0
207.0
208.0
2,000.0
71.0
30.0
1,918.0
(30.0)
3.0
1,146.0
55.0
100.0
1,080.0
51.0
95.0
4,667.0
476.0
780.0
213.0 50.0 20.0 105.0
10,600.0
530.0
1,320.0
1,320.0 * * * * *
173.0 1,970.0 1,915.0 1,046.0 985.0 3,887.0 9,280.0
21.0
5.8%
(61.3)
(3.0)%
(33.5)
(1.7)%
0.5
0.0%
35.1
3.4%
(121.1)
(2.5)%
0.0 0.0 (21.0) 17.0 0.0 (61.0)
(160.6)
(1.5)%
(100.0)
10.8
6.7%
(31.4)
(1.6)%
(16.0)
(0.8)%
(22.1)
(2.1)%
30.4
3.2%
(127.6)
(3.2)%
0.0 (21.0) (8.0) 0.0 (61.0)
(373.5)
(3.9)%
(310.0)
(29.9)
(49.9)%
(17.4)
(85.4)%
22.6
29.3%
4.8
5.3%
6.5
0.8%
0.0 0.0 25.0 0.0 0.0
213.0
19.2%
210.0
6.7
3.3%
(40.3)
(44.7)%
(34.0)
(63.0)%
27.1
34.9%
5.3
6.1%
12.1
1.6%
0.0 0.0 0.0 30.0 0.0 (3.0)
182.0
16.0%
210.0
17.6
9.3%
(13.3)
(15.8)%
(58.3)
-
24.6
81.2%
0.4
0.7%
18.7
4.1%
(5.0) 29.0 (45.0) 15.0 0.0 0.0
53.1
11.1%
70.0
10.1
5.1%
0.0
0.0
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
EBITDA Margin
Operating
Free Cash Flow
ROCE
FY2007 FY2008 E
31.0% 34.3%
¥1,103.7 billion ¥1,550.0 billion
5.4% 6.4%
Details
[Note] Please see page “22” for reconciliation of managerial indices.
(Appendix) Managerial Indices
Notes:
1.  EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
3. ROCE = Operating
Income×(1
- Statutory Tax Rate)/Operating Capital Employed
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal – Capital Investments

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Appendix) Reconciliation of Managerial Indices
EBITDA Margin
FY2007 Indices Items FY2008 E
(Billions of yen)
* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles.  The differences from the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:
(3) EBITDA [ (1)+(2) ]
(2)
Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,340.5
¥2,233.5
¥1,107.0
¥3,640.0
¥2,320.0
¥1,320.0
Total
Acquisition of intangible and other assets
Payments for property, plant and equipment
¥2,228.4
¥619.9
¥1,608.5
FY2007
(4) Operating Revenues
¥10,760.6 ¥10,600.0
Operating Free
Cash Flow
(3) EBITDA [ (1)+(2) ]
(2)
Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,340.5
¥2,233.5
¥1,107.0
¥3,640.0
¥2,320.0
¥1,320.0
(4) Capital Investment ¥2,236.9 ¥2,090.0
ROCE
(2) Operating Income×(1-Statutory Tax Rate)
Statutory Tax Rate
(1) Operating Income
¥654.0
41%
¥1,107.0
¥778.8
41%
¥1,320.0
(3) Operating capital employed ¥12,009.6 ¥12,114.7
EBITDA
Margin [ (3)/(4)×100
] 31.0%
34.3%
Operating Free Cash Flow [ (3)-(4) ]
¥1,103.7 ¥1,550.0
ROCE [ (2)/(3)×100
]
5.4% 6.4%
Difference from the total of capital investments
¥(8.5)
*

- 23 - Copyright(c) 2007 Nippon Telegraph and Telephone Corporation (Appendix) Calculation of ARPU

Notice regarding Stock Repurchases
(Stock Repurchases under the provisions of Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Corporation Law of Japan)
1. Reasons for Share Repurchases
To improve capital efficiency and enable NTT to flexibly exercise a capital policy in accordance with the changing managerial environment
2. Details of Repurchase
(1) Class of shares to be repurchased: Common stock
(2) Total number of shares to be repurchased: Up to 200,000 shares
(Ratio to the number of
outstanding shares:
1.45%)
(3) Aggregate repurchase amount: Up to 100 billion yen
(4) Period for repurchases: November 12, 2007 ~
March 24, 2008
Nippon Telegraph and Telephone Corporation (“ NTT”) hereby announces that, at a meeting of its board of directors held today, NTT has authorized the repurchase of shares of its common stock pursuant to Article 156 of the Corporation Law of
Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law, as
described below.

0 NGN Services Rollout November 9, 2007 NTT

1
During FY 2007 (March 2008), start the commercialization in certain areas of Tokyo, Osaka and some more
During FY 2008, expand in ordinance-designated cities and start the rollout in cities with prefectural government offices
By the end of FY 2010, cover the entire current B-FLET’S service area
FLET’S
&
Hikari Denwa
(IP-based)
services
Ethernet
Service
*2 Provided on the existing IP network as well
FY 2008 FY 2009 FY 2010 07
Launch in certain areas of Tokyo, Osaka and some more
Rollout in
the 23 wards in Tokyo, the 06
area in Osaka, Yokohama, Kawasaki,
Chiba,
and Saitama
Expansion in entire
current fiber access area
by the end of FY 2010
VOD /
Multi-channel
broadcasting
Retransmission
of digital
terrestrial TV
over IP
*1
*1 With broadcasters’ consent for retransmission
NGN Commercialization and Deployment
Expansion in other
ordinance-designated cities
Service offering
*2
in balance with NGN deployment
Tokyo and Osaka
Deployment in conjunction with NGN deployment & user needs
Rollout in major cities including those
with prefectural government offices
Launch in certain areas of Tokyo and Osaka
Service rollout
according to user needs
Note: “FY” indicates the fiscal year ending March of the succeeding year
Expansion in major cities nationwide
including ordinance-designated cities and
those with prefectural government offices

2
Existing IP Network Services
[Legend]
Best Effort
VPN
(Center-end type
& CUG type)
QoS
0AB-J (*)
IP Telephony /
Video Telephony
Fiber Access Service
QoS
(Highest Priority)
QoS
(High Priority)
Best Effort
Service for
Content
Distribution
Ethernet Service
-
Internet Connection
-
IPv6 communications as
standard function
QoS services including Hikari Denwa, video telephony, and services for content distribution such as multicast
Charges for best effort service and standard-QoS Hikari Denwa & video telephony approximately the same as current rate levels
Customer-friendly rate levels and structure for QoS services other than those above (TBD)
For Single-Dwelling Unit (up to 100 Mbps)
For Multi-Dwelling Unit (up to 100 Mbps)
For Office (up to 1 Gbps)
Upcoming
VPN (Center-end Type, CUG Type)
Hikari Denwa
(standard quality, high quality [7KHz])
Video Telephony
(standard quality, SD quality, HD quality)
Unicast
Multicast (securing bandwidth)
Unicast
Multicast
Ethernet (intra-prefectural & inter-prefectural)
Hyper Family Type
Mansion Type
Basic & Business Type
None
Office & Group Access
Hikari Denwa
(incl. Office Type)
Video Telephony
(standard quality)
None
None
FLET’S .Net EX
FLET’S .Net EX
Business Ethernet
(intra-prefectural)
Family Type
Mansion Type
Enterprise Type
None
Office & Group Access
Hikari Denwa
(incl. Office Type)
Video Telephony
(standard quality)
None
None
FLET’S v6 Cast
FLET’S v6 Cast
Business Ethernet
(intra-prefectural)
Upcoming (Business Type)
Hikari Denwa
Business Type
Hikari Denwa
Business Type
New
New
New
New
NTT West : Hikari Premium NTT East : B FLET’S
Network Services on NGN Category
(*) Geographic number for PSTN and IP telephony with equivalent quality to PSTN
* For retransmission of digital
terrestrial television over IP
Network Services at the Initial Stage of Commercialization
(securing bandwidth)
:Planned for March 2008 :Planned for future

3
VOD
Remote Healthcare
& Nursing
ASP/SaaS
Next-Generation Network (NGN)
Remote
Education
Telephony
(high-quality voice & video)
Broadband
Internet
Basic Concept
Provide end-to-end QoS services
Achieve high security
Ensure high reliability
Enable diverse services to be offered by using open interfaces
Enhance
Network Services
& Interfaces
Expand
Application Services
·
Easy & convenient Short Message
and Presence services
·
Collaborative services among
mobile phones & PCs
Content Distribution
(music, video, etc.)
Video Applications
·
Retransmission of digital
terrestrial television over IP
·
VOD   ·
Multi-channel broadcasting
Corporate Services
Future Service Developments
NGN is a highly reliable, high-security network that provides end-to-end QoS services and has open interfaces to realize a variety of broadband & ubiquitous service environment.
NTT Group will continue to enhance network services and interfaces and collaborate with service providers to expand application services.
“Joint-Development of Services” with Partners

4
Increase
participants
through promotional
activities
(NOTE exhibits,
symposiums, web sites,
advertising, etc.)
Business Partners including Corporations and Start-up Businesses
(ISP, CP, ASP, etc.)
Provide Information
through Seminars, etc.
Marketing & Technology
Consulting
Information & Environment
Incubation Support
Public Relations Activities
“Joint-Development of Services”: Joint-development with business partners from various industries, creating new business models that take advantage of NGN features
“Next-Generation Services Joint-Development Forum” (tentative name) to be launched next spring
Utilize Test Beds
Collaborate
Collaborate
Leverage
R&D Result
Service Creation & Commercialization
Next-Generation Telecommuting Telemedicine & Nursing Remote Education
···
(tentative name)
Next-Generation
Services
Joint-Development
Forum
“Next-Generation Services Joint-Development Forum”
(tentative name)
Use Exhibition
Space (NOTE)
Enhance
SNI & UNI
Contribute Capital
as necessary
Business Development

about 8M increase
(2005-2007)
about 10M increase
(2008-2010)

5
2
4
[Reference]
0.84
9.47
(estimate)
10
0.82
1.75
2.66
3.40
(estimate)
1.66
3.42
6.08
20
: net increase of subscribers
net increase
of subscribers
in millions
subscribers
in millions
: subscribers
Net Increase of Fiber Access Subscribers
FY2008 FY2009 FY2010 FY2006 FY2007 FY2005 FY2004
Note: “FY” indicates the fiscal year ending March of the succeeding year

6
Business expansion in Asia, utilizing fiber-optic & NGN-based services and operation technologies
Partnerships with VNPT Group for fiber access deployment etc. in Vietnam
2. “Broadband & ICT Solutions” Offerings in Asia
Stronger alliances with PLDT and KTF, Guam Cellular, AT&T Mobility (Hawaii) etc., pioneering new partnerships in Asia Pacific
More revenue from global roaming, adding the function to all handsets starting with 905i series;
strengthening our Conexus Mobile Alliance
3.  Enriching Mobile Services, including Global Roaming by Carrier Partnerships
Stronger service offerings: “System Integration + Data Center + Network”
• Partnerships with system integrators in US & Europe;
• Unified operations of our global data center hubs in Asia, North America & Europe;
• Construction of undersea cable networks connecting Japan and Russia etc.
New offices in Russia, East Europe and more
Total ICT solutions through joint offerings by NTT Com, NTT Data and others
1. Stronger Service Offerings & Greater Service Area Coverage in NTT Group Total
Global Business Expansion
NTT Group provide global ICT solutions answering to our customer needs, utilizing our integrated capabilities.
~
Our Challenges for Greater Global Presence
~

November 9, 2007

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2008

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period of fiscal 2007 are presented in the following attachments.

(Attachments)

1. Summary of Results

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity

and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

7. Other

Inquiries:

Shigeru Matsuhisa and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Summary of Results

[Overview of Interim Financial Status]

-Summary of Results-

During the first six-month period of the fiscal year ending March 31, 2008, the Japanese economy improved and capital investment increased while corporate business sentiment remained cautious. A gradual recovery was observed as evidenced by the improvement in employment.

In the information and communications sector, continued efforts were made to achieve the ubiquitous broadband society envisioned by the government’s “u-Japan Policy” and “IT New Reform Strategy”. To that end, accelerated progress was made in the introduction of broadband and mobile services and in the building of next-generation networks, while other factors also helped to bring about dramatic changes to the structure of the market, including alliances between information and communications companies, the collaboration of communications and broadcasting, and the convergence of fixed and mobile services.

While there was a net decrease in the number of DSL subscribers, because of the accelerated increase in the number of optical broadband service subscribers, the broadband service market continued to expand. In addition, there was a rapid growth in net-related businesses, such as full-blast launch of triple-play services that provide Internet access, IP telephony and video services on a single broadband line, and consumer-initiated media such as video-sharing sites and social networking services1. In the telephone market, in addition to the existing competition for telephone services, developments such as advances in mobile phones and optical IP phone services led to full-scale and intensified competition for subscribers to mobile, optical IP telephone, and other types of access line services.

Amid this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has endeavoured to provide high-quality and stable universal service, while striving to achieve the goals of the NTT Group’s Medium-Term Management Strategy, announced in November 2004, primarily focused on the establishment of a next-generation network. To that end, with regard to networks and customers’ information communications environment, NTT East has endeavoured to expand its broadband communication business by meeting its customer needs, by continuing the provision of safe, reliable and attractive services, and be coming an all-round ICT2 corporation patronaged by many and familiar to all.

Specifically, to enable more customers to use its B FLET’S optical broadband service, NTT East has sought to boost sales by offering a series of discounts, such as discounts on monthly charges and for installation fees, and has worked with local governments and communities to actively expand its service coverage areas. In addition, NTT East formed partnerships with video transmitting enterprises transmitting contents such as multichannel broadcasting and VOD3. To enhance security measures designed to counter the ever increasing threat of computer viruses, vigorous efforts were made to increase the sales of FLET’S VIRUS CLEAR and FLET’S HOME SECURITY was launched to enable users to remotely surveil their homes through broadband access lines and network cameras. In such manner, NTT East has been making efforts to expand the use of safe, convenient, optical broadband services with high added value.

As part of its efforts to enhance customer services, the B FLET’S installation lead-time was shortened, customer supports for new subscribers as well as engineering work for opening a line were made available on non-business days, and Hikari Support Center, a customer support service which functions as a one-step shop to solve problems for Hikari Denwa service users, were augmented. In addition, a One-Stop After Sales Service was brought into full-scale operation for B FLET’S users providing an equipment-rental service to enable Hikari Denwa to be used even during power outages and providing a support service for solving problems in network, personal computers, routers and other peripheral equipment. This service is provided on a one-stop-shop basis for both on-site support and remote support by telephone. In these and other ways, NTT East has been taking steps to enhance services to give customers greater security as it promotes the further expansion of optical broadband services.

In the corporate service sector the company has actively developed security, video-images, data center, CTI/CRM4, and other solutions to help businesses and local governments to enhance the efficiency of their operations and to allow them implement new business strategies. Of particular note is that in the burgeoning market for data center business, steps have been taken to transform idle real estate into data centers.

In preparation for the full-scale launch of Next Generation Network (NGN), which will offer higher connection speed and a greater security and reliability, while being able to access at anytime, anywhere, in March 2008, field trials began in December 2006. The trial was extended to home users in April 2007 to enable customer needs to be assessed. Based on these field trials and through alliances with companies in a broad range of fields, NTT East proceeded next to build a rich communication environment and to create new business opportunities, by providing high-capacity, high-quality video distribution services and real-time two-way video communication services, plus a variety of services such as information-distribution business using information home appliances.

NTT East has also worked to establish a business administrative structure for the coming Optical-IP era by the centralization of charging units and 116 centers, and by increased outsourcing. In addition, NTT has enhanced its marketing activities tailored more carefully for Tokyo-area corporate customers. In an effort to further improve service by refinement of customer services to meet diversifying and sophisticated needs of customers. In October 2007 an Office Business Department was established in the Tokyo branch and in the five prefectural companies within Tokyo5, and a new company–NTT East Solution Corporation6 –was established. NTT EAST has also worked to build a stable and enhanced management infrastructure by reducing non-personnel expenses and by making a use of idle real estate assets to increase operating efficiency, aiming to achieve flexible business operations that are responsive to changes in the business environment.

In line with its commitment to create a safe and prosperous society, NTT East placed corporate social responsibility (CSR) as one of its major pillar of its business operations. Based on the “NTT Group CSR Charter” drawn up in June 2006, while NTT East will without saying comply with legal requirements including the protection of personal data, it has also been actively promoting activities that give serious consideration not only to economic aspects but also to environmental and social aspects contributing to society and local community. Specific initiatives to enhance CSR management have included the formulation, in April 2007, of the “NTT EAST Group CSR Code of Conduct,” which serves as a guideline for the CSR activities of every individual employee.

Steps taken for times of disaster included company-wide efforts for the swift restoration of communications equipment and services in the aftermath of the earthquake offshore Chuetsu in Niigata Prefecture in July this year. In addition, the company provided means of making contact by installing emergency public telephones and operating its “171” disaster message number and its “web171” broadband disaster message service. Other means by which NTT East played a part in helping disaster victims from the standpoint of an information and communications provider included waiving the payment of standing charges for customers during the period in which they were unable to use phones for such reasons as equipment damage caused by the disaster, and providing the Dial Q2 service for no charge to broadcasters when soliciting contributions for disaster victims.

As a result of these efforts, as of September 30, 2007, the number of subscribers to the B FLET’S service stood at 4.21 million (an increase of 810,000 from the end of March 2007), and the number for Hikari Denwa stood at 2.37 million (an increase of 670,000 from the end of March 2007). With regard to general telephone services, the number of subscriptions at the end of September totaled 20.45 million (a decrease of 910,000 from the end of March 2007), and with regard to INS Net services the number for INS Net 64 was 3.17 million (a decrease of 190,000 from the end of March 2007).

Operating revenues in the first six-month period of the year ending March 31, 2008 totaled ¥981.8 billion, (down by 3.1% from the same period of the previous year), recurring profit totaled ¥46.2 billion (down by 9.6% from the same period of the previous year), and net profit was ¥73.1 billion (up by 106.3% from the same period of the previous year).

In May 2007 there were technical failures in Hikari Denwa and other services, and NTT East deeply regrets the considerable trouble and inconvenience caused to customers as a result. The company has responded by taking prompt measures, including the shortening of the time required to restore service, and by upgrading of processing capabilities of IP transmission devices. NTT East will continue to make efforts to enhance reliability by taking steps to prevent any recurrence of such failure and ensuring stable operations, and by reinforcing the ability of the technical staff responsible for IP-related services.

With respect to the series of major leakages of information that occurred in September this year, NTT East expresses its utmost regrets for the considerable trouble caused to customers and all others affected. It has long been company policy to prohibit the unauthorized removal of business-related files from company premises and NTT East has been using fingerprint verification to control access to servers on which customer information is stored. All employees have been trained and made thoroughly aware of the requirements for handling personal information, and the company has been committed to the protection of such information. NTT East has taken a very serious view of the occurrence of these recent incidents, and has taken steps to ensure stricter control of the handling of personal information, which includes restriction of in-house personal computers’ links with external recording equipment through an introduction of software to prevent any outflows of confidential information, and by once again subjecting employees to rigorous courses of training on this subject.

Notes

1:	Membership-based community sites that promote and support personal connections.

2.	ICT: Information and Communication Technology.

3.	VOD: Video On Demand. A system in which various video content is transmitted when the user wishes to see it.

4.	CTI: Computer Telephony Integration. A technology that enables the integration of telephone and fax networks on a computer system.

CRM: Customer Relationship Management. A method by which companies use information systems to build long-term relationships with their customers. Refers to integrated customer management systems that include CTI.

5.	NTT East-Tokyominami Corporation (Head office: Minato-ku, Tokyo; President: Masayuki Yamamura)

NTT East-Tokyochuo Corporation (Head office: Chiyoda-ku, Tokyo; President: Satoru Kono)

NTT East-Tokyokita Corporation (Head office: Shinjuku-ku, Tokyo; President: Yoichi Suzuki)

NTT East-Tokyohigashi Corporation (Head office: Taito-ku, Tokyo; President: Hiroshi Hoshino)

NTT East-Tokyonishi Corporation (Head office: Tachikawa-shi, Tokyo; President: Kazuo Sobue

6.	NTT East Solution Corporation (Head office: Bunkyo-ku, Tokyo; President: Toyoaki Ukita) Established September 4, 2007.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	September 30, 2007	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,926,472	2,841,093	(85,379)
Machinery and equipment	546,813	477,795	(69,017)
Antenna facilities	7,162	6,955	(206)
Terminal equipment	63,661	71,967	8,305
Local line facilities	723,184	731,075	7,891
Long-distance line facilities	8,466	7,851	(615)
Engineering facilities	704,138	686,679	(17,459)
Submarine line facilities	699	628	(70)
Buildings	573,407	558,186	(15,221)
Construction in progress	38,330	44,883	6,552
Other	260,608	255,071	(5,536)
Intangible fixed assets	97,677	94,073	(3,604)
Total fixed assets - telecommunications
Investments and other	3,024,150	935,167	(88,983)
Deferred income taxes	280,755	243,149	(37,606)
Other investments and assets	74,742	71,024	(3,718)
Allowance for doubtful accounts	(2,573)	(2,387)	185
Total investments and other assets	352,925	311,786	(41,138)
Total fixed assets	3,377,075	3,246,953	130,122)

Current assets
Cash and bank deposits	107,575	53,492	(54,082)
Notes receivable	79	5	(74)
Accounts receivable, trade	367,547	339, 719	(27,827)
Supplies	35,217	38, 057	2,840
Other current assets	65,661	64, 552	(1,108)
Allowance for doubtful accounts	(3,187)	(3, 019)	167
Total current assets	572,893	492, 808	(80,085)

TOTAL ASSETS	3,949,969	3,739,762	(210,207)

	(Millions of yen)
	March 31 , 2007	September 30, 2007	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	577,567	552,379	(25,188)
Liability for employees’ retirement benefits	499,232	360,435	(138,797)
Other long-term liabilities	7,309	7,638	328
Total long-term liabilities	1,084,109	920,452	(163,656)

Current liabilities
Current portion of long-term borrowings from parent company	200,217	225,790	25,572
Accounts payable, trade	112,289	75,769	(36,519)
Short-term borrowings	110,000	111,000	1,000
Accounts payable, other	295,996	201,465	(94,530)
Accrued taxes on income	724	925	201
Other current liabilities	158,067	177,436	19,368
Total current liabilities	877,296	792,387	(84,908)

TOTAL LIABILITIES	1,961,405	1,712,840	(248,565)

NET ASSETS

Shareholders’ equity
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus	152,024	191,690	39,666
Accumulated earned surplus	152,024	191,690	39,666
Total earned surplus	152,024	191,690	39,666
Total shareholders’ equity	1,986,751	2,026,417	39,666
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	1,812	504	(1,308)
Total unrealized gains (losses), translation adjustments, and others	1,812	504	(1,308)

TOTAL NET ASSETS	1,988,563	2,026,921	38,357

TOTAL LIABILITIES AND NET ASSETS	3,949,969	3,739,762	(210,207)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	946,827	925,358	(21,468)	1,907,832
Operating expenses	911,492	893,867	(17,625)	1,846,447
Operating income from telecommunications businesses	35,334	31,491	(3,842)	61,385
Supplementary businesses
Operating revenues	66,346	56,504	(9,842)	153,562
Operating expenses	63,653	54,161	(9,492)	155,037
Operating income (losses) from supplementary businesses	2,692	2,343	(349)	(1,474)
Operating income	38,027	33,835	(4,192)	59,911
Non-operating revenues:	30,192	33,735	3,542	70,447
Interest income	15	40	24	35
Lease and rental income	27,771	26,385	(1,385)	54,255
Miscellaneous income	2,405	7,309	4,903	16,156
Non-operating expenses:	17,090	21,337	4,246	39,991
Interest expenses	6,962	6,895	(67)	13,858
Lease and rental expenses	9,242	10,771	1,528	19,975
Miscellaneous expenses	885	3,671	2,785	6,157
Recurring profit	51,129	46,232	(4,896)	90,366
Special profits	8,710	139,331	130,621	49,765
Special losses	—	63,317	63,317	—
Income before income taxes	59,840	122,247	62,407	140,132
Corporation, inhabitant, and enterprise taxes	(2,342)	10,344	12,687	(9,263)
Deferred tax expenses (benefits)	26,713	38,736	12,023	65,077
Net income	35,469	73,166	37,697	84,318

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
		Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change during the annual period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				84,318	84,318	84,318			84,318
Others, net							(3,215)	(3,215)	(3,215)
Total net change during the annual period	—	—	—	50,762	50,762	50,762	(3,215)	(3,215)	47,547
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

(*) Items approved in the shareholders’ meeting held in June 2006

Six months ended September 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
		Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments and others
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563
Net change during this semi-annual period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				73,166	73,166	73,166			73,166
Others, net							(1,308)	(1,308)	(1,308)
Total net change during this semi-annual period	—	—	—	39,666	39,666	39,666	(1,308)	(1,308)	38,357
September 30, 2007	335,000	1,499,726	1,499,726	191,690	191,690	2,026,417	504	504	2,026,921

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	593,736	530,178	(63,557)	(10.7)%	1,159,041
Monthly charge revenues*	376,123	346,157	(29,965)	(8.0)%	739,811
Call rates revenues*	79,812	64,882	(14,929)	(18.7)%	151,550
Interconnection call revenues*	94,119	75,221	(18,897)	(20.1)%	181,751
IP services revenues	165,445	216,738	51,292	31.0%	359,462
Leased circuit services revenues (excluding IP services revenues)	95,880	90,114	(5,765)	(6.0)%	191,610
Telegram services revenues	11,909	11,865	(43)	(0.4)%	24,664
Other telecommunications	79,854	76,461	(3,393)	(4.2)%	173,053

Telecommunications total revenues	946,827	925,358	(21,468)	(2.3)%	1,907,832

Supplementary business total revenues	66,346	56,504	(9,842)	(14.8)%	153,562

Total operating revenues	1,013,173	981,863	(31,310)	(3.1)%	2,061,395

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:
Income before income taxes	59,840	122,247	62,407	140,132
Depreciation and amortization	212,727	213,730	1,003	425,987
Loss on disposal of property, plant and equipment	9,416	7,020	(2,395)	27,365
Gains on sales of fixed assets	(8,710)	(14,529)	(5,819)	(49,765)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(124,801)	(124,801)	—
Non-recurring depreciation of fixed assets	—	63,317	63,317	—
Increase (decrease) in liability for employees’ retirement benefits	(27,129)	(13,995)	13,133	(82,871)
(Increase) decrease in accounts receivable	(25,452)	30,436	55,888	(37,916)
(Increase) decrease in inventories	(2,745)	(2,840)	(95)	(5,052)
Increase (decrease) in accounts payable and accrued expenses	(91,828)	(114,124)	(22,296)	(16,753)
Increase (decrease) in accrued consumption tax	5,242	1,218	(4,023)	2,431
Other	18,664	(3,593)	(22,257)	37,480

Sub-total	150,024	164,085	14,060	441,037
Interest and dividends received	358	3,967	3,608	11,282
Interest paid	(8,116)	(7,888)	227	(14,380)
Income taxes received (paid)	(31,484)	10,665	42, 149	(33,706)

Net cash provided by (used in) operating activities	110,782	170,829	60,047	404,232

II Cash flows from investing activities:
Payments for property, plant and equipment	(201,354)	(225,373)	(24,018)	(427,832)
Proceeds from sale of property, plant and equipment	12,214	16,305	4,090	55,343
Payments for purchase of investment securities	(8,059)	(40)	8,019	(9,500)
Proceeds from sale of investment securities	5,155	3,078	(2,077)	6,463
Other	(513)	643	1,156	4 1 5

Net cash provided by (used in) investing activities	(192,556)	(205,385)	(12,828)	(375,110)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	90,000	90,000	—
Payments for settlement of long-term debt	(75,926)	(89,615)	(13,689)	(141,096)
Net increase (decrease) in short-term borrowing	113,000	5,000	(108,000)	121,000
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	3,573	(28,115)	(31,689)	(53,596)

IV Net increase (decrease) in cash and cash equivalents	(78,200)	(62,671)	15,529	(24,474)
V Cash and cash equivalents at beginning of period	142,034	117,559	(24,474)	142,034

VI Cash and cash equivalents at end of period	63,834	54,888	(8,945)	117,559

Additional information

As NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services and to disburse the NTT Plan benefits covering the substitutional portion as of July 1, 2007 from the Minister of Health, Labor and Welfare under the Defined Benefit Corporate Pension Law, the special profit of 124,801 million yen was recorded during this semi-annual period.

In addition, as NTT East made a change related to the depreciation pursuant to major machinery and equipment’s renewal plans, 63,317 million yen was recorded as special losses during this semi-annual period.

7. Other

Regarding telephone cards issued by NTT Group, as liability is expected to be recorded based on reasonable estimates of their future usage, the preliminary calculations for such figure at present of roughly 13 billion yen have been included in the performance forecasts and recorded as a special loss.

November 9, 2007

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2008

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period of fiscal 2007 are presented in the following attachments.

(Attachments)

1.	Summary of Results

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Other

Inquiries:

Mr. Shinji Uchida or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results

During the six months ended September 30, 2007, the Japanese economy continued to recover with improved corporate earnings and a recovery in consumer spending despite the slowdown in capital spending and the severe employment situation.

The environment surrounding the information and telecommunications market saw drastic changes. These included an expansion of triple play services that combine Internet access services with IP telephony and video distribution capabilities, an advancement of fused services such as IP-based fixed-mobile convergence, and the merging of telecommunications and broadcasting introduced with a shift to IP. In addition, efforts have been accelerated to construct a next generation network that will lay the foundation for an ubiquitous broadband network society as envisioned in the “u-Japan Policy,” the “New IT Reform Strategy,” and the “Next Generation Broadband Strategy 2010.”

In the dramatically growing broadband market in particular, while the number of DSL service subscribers continued to show a net decrease, optical access services, the front-runner in the broadband services market, has entered its full-scale expansion stage, and service providers, including electric power companies, have aggressively expanded their businesses with intensified competition for securing new customers.

Meanwhile, the fixed-line telephone business environment has become even more severe with a contraction of the market. Traffic volumes continued to decrease due to the increased use of mobile phones, rapid migration to IP phones and expansion of direct subscriber phone services using dry copper lines.

In the face of this severe business climate, NTT Telegraph and Telephone West Corporation (NTT West) has strived to provide high-quality, stable universal services. At the same time, in line with the “NTT Group’s Medium-term Management Strategy” and the “NTT West Group Medium-term Vision”, NTT West has aimed to achieve “prompt reform of its earning structure changing its revenue base from fixed-line telephones to optical and IP-based services.” Such efforts include enriching its optical access services and optical IP phone services line-up, offering broadband application services with higher levels of performance and quality, and developing solution businesses aimed at contributing to the revitalization and development of local communities. To this end, NTT West has implemented the following measures.

<1>	Development of Broadband Business

(1)	Expansion of Broadband Access Services

Since the full-scale launch of “B-FLET’S” in August 2001, NTT West has been working to upgrade the functions of IPv6-enabled high quality video telephony and standard security protection settings and to enhance its service lineup to meet the diversifying needs of customers. Specifically, NTT West launched “FLET’S HIKARI PREMIUM Family Type” services for customers in detached houses in March 2005, “FLET’S HIKARI PREMIUM Condominium Type” services for customers in multi-dwelling houses in April 2005, and “FLET’S HIKARI PREMIUM Enterprise Type” services for corporate customers in August 2006.

In the first six-month period of the fiscal year ending March 31, 2008, NTT West developed a smaller-sized multi-unit VDSL system to address the needs of customers in multi-dwelling houses who could not use NTT West’s optical access services because the designs of and facilities available in such multi-dwelling units are not compatible with those services. NTT West launched the “FLET’S HIKARI PREMIUM Condominium Type Mini” service for small-scale multi-dwelling units in September 2007.

In addition, to improve customer satisfaction, NTT West has worked to reduce lead-time (time between submission of application and line connection) by using the Administrative Quick Response for Optical Service (AQROS) system, and, in order to boost the level of customer convenience further, introduced the “WEB Quick Response” system in July 2007, in which customers can designate a desired date for line engineering work on the FLET’S official website (http://flets-w.com) 24 hours a day.

As a result of these efforts, the number of “FLET’S HIKARI” (a generic term for “FLET’S HIKARI PREMIUM” and “B-FLET’S”) subscriber lines installed in western Japan since the service was launched exceeded three million in July 2007. NTT West took four years and one month to top the one million mark after the launch of the service, reached two million nearly a year later, and achieved the three million milestone 11 months thereafter.

(2)	Expansion of Broadband Application Services

In order to respond to the increasing demand for lower telephone charges and higher quality IP phone services, NTT West enriched its service lineups by launching “HIKARI DENWA (optical IP telephony service) Business Type” for large-scale business enterprises in October 2003, “HIKARI DENWA” for customers in detached/multi-dwelling houses in September 2004, and “HIKARI DENWA Office Type” for small and medium-sized businesses in June 2006. It also introduced a new discount charge structure, “HIKARI DENWA A (Ace)”, in October 2006, that combines the “HIKARI DENWA” service with six additional services and includes a maximum three hours of free calls in the package.

In the first six-month period of the fiscal year ending March 31, 2007, in order to meet growing demand for lower priced optical IP phone services, NTT West introduced its new “FLET’S HIKARI PREMIUM Enterprise Type”. It was launched in April 2007 as a new access line for the “HIKARI DENWA Business Type” service, in addition to the “Business Ether” and “B-FLET’S Basic Type” access lines already available.

In April 2007, NTT West also introduced the “HIKARI PREMIUM Compatible Plan” for the “FLET’S Group” service designed for corporate intranet communication. This newly introduced plan makes the service available to customers at a more affordable price, allowing for the use of the “FLET’S HIKARI PREMIUM” service as an additional access line complementing the conventional “B-FLET’S” and “FLET’S ADSL” lines.

Furthermore, in response to the rising interest in home security, NTT West launched its “FLET’S HOME SECURITY” offering, a service that ensures the safety and convenience of customers using broadband lines such as the “FLET’S HIKARI PREMIUM” line in July 2007. Included in its lineup are the “HIKARI HC-1000 HOME CAMERA”, which enables easy remote home monitoring via a FLET’S phone or mobile phone, and the “FLET’S HS-1000 HOME SECURITY” system, which detects abnormalities at home through sensors, alerts customers via personal computer or mobile phone, and allows customers to remotely turn on or off their home appliances by mobile phone.

(3)	Efforts to Improve Optical Fiber Broadband Service Quality

In order to adequately respond to customer needs amidst continuing advances in technological innovation and changes in the market environment, NTT West established “HIKARI Professional College” in April 2007 in order to train expert engineers in optical access technology who are capable of managing an entire work process from planning to development and maintenance, tapping into not only their technical skills but also their intuitive practical capabilities.

NTT West has opened a number of “Techno Colleges” in rapid succession in six districts of western Japan region starting in July 2007. These colleges are designed to meet the pressing need to train IP engineers capable of engaging in high-level work including service operations, in preparation for the full introduction of the next generation network (NGN) that will be the foundation for future services. These colleges are also a response to the need to improve practical skills relevant to the maintenance of conventional telephone services.

Through these efforts, NTT West seeks to proactively develop high-level IP engineers to support NTT West Group operations.

<2>	Development of Solution Businesses

While continuing to construct Information Highways and local intranet systems using its accumulated know-how and proven capabilities and continuing to improve telecommunication infrastructure centering on the FTTH development model, NTT West has also been expanding its public sector solution businesses through the promotion of e-government projects.

NTT West has also been actively expanding its business services to meet private sector demand, focusing on solution businesses such as internal control systems, Business Continuity Plan (BCP) and security protection in line with recent market trends. In addition, in response to rising business concern over CSR in recent years, NTT West began to market its “CSR Solution” in May 2007, which supports mainly small and medium-sized businesses in resolving CSR-related issues, and to develop and operate IT systems and networks that promote CSR activities best suited to the activities of such businesses. At the same time, NTT West has set up a new “CSR Solution Business Promotion System” at its head and branch offices in order to offer higher quality solutions.

Furthermore, NTT West launched its “Information Security Incident Response Service” in August 2007, which analyzes the causes of and provides solutions to security incidents involving a corporation’s or local government’s public servers, such as website defacing or personal information leakage that occurs following unauthorized access to their web servers.

Moreover, NTT West is aware that demand for optical fiber access services is low in many parts of its region, such as on remote islands and in highland areas, and has been providing support in the development of community information systems, and working with local governments in accordance with IRU (*1) in a bid to help mitigate the digital divide in the relevant districts.

*1:	Indefeasible Right of User: A long-term right of line usage which cannot be nullified or terminated without the agreement of the parties involved.

<3>	Review of Business Structure

In preparation for the expansion of optical broadband services on a larger scale, NTT West has reviewed the organizational structure of its headquarters to enhance its marketing efforts and customer services for small and medium-sized enterprises, SOHO businesses, and sales agents. Such enhancements are becoming increasingly important.

Specifically, NTT West has reorganized its former marketing department into three departments: the “Business Marketing Department”, which promotes sales to small and medium-sized enterprises and SOHO businesses, the “Business Partner Sales Department”, which handles business with sales agents, and the “Marketing Department”, which promotes sales to consumers. Simultaneously, a “Marketing Headquarters”, which is responsible for controlling these three departments and formulating overall policies, was established.

In addition, the former Solution Business Headquarters was also renamed as “Corporate Marketing Headquarters” to underline its mission to promote sales to large and medium-sized corporations.

Furthermore, in order to establish the optimum corporate system for the entire organization through its company-wide business process reengineering (BPR) plan, NTT West has recently set up a “Technology Innovation Department” by integrating major system development functions in various parts of its head office with all the Technology Department functions, which include the systems development policy formulation and planning functions.

In addition, NTT West established a number of new temporary staff services including “NTT WEST-TOKAI IT-MATE (*2)” in March 2006, “NTT WEST-CHUGOKU IT-MATE,” “NTT WEST-SHIKOKU IT-MATE” and “NTT WEST- KYUSHU IT-MATE” services in March 2007, and “NTT WEST-KANSAI IT-MATE” services in September 2007, which mainly focus on system engineering work and repair services for IP-based systems in NTT West’s solution businesses area.

(*2):	IT-MATE TOKAI CORPORATION was renamed NTT WEST-TOKAI IT-MATE effective July 1, 2007.

<4>	Major CSR Efforts

The NTT West Group sees corporate social responsibility (CSR) as a principal pillar of its management ethos. It has continuously been working on “value creation” activities in which each employee works to enhance NTT West Group’s corporate value through its primary business operations. Such values are a “social value” benefiting customers, the global environment and local communities, an “economic value” benefiting shareholders, and a “human value” benefiting employees.

More specifically, the NTT West Group has been working to promote the understanding of CSR by issuing booklets to employees that explain the CSR concept and its initiatives in a comprehensive manner. It has also worked on improving CSR promotion systems, holding seminars and training sessions, and providing a variety of information. At the same time, the NTT West Group has formulated a unified action plan to signal NTT West Group’s overall objectives and numerical targets designed to achieve four missions (“growth in social value,” “growth in economic value,” “growth in human value,” and “compliance”) and to let the concept of CSR spread across the organization. In line with these action plans, NTT West Group has thoroughly implemented a process of “acting/developing,” “evaluating results” and “modifying action plans,” based on a plan-do-check-act (PDCA) cycle.

In addition, in order to ensure compliance with laws and appropriate business risk management, which CSR efforts are based upon, the NTT West Group has been making every effort to cultivate high ethical standards and create a solid corporate culture that prevents employee fraud and misconduct. Such efforts include a campaign against drunk driving and the designation of one month each year as Corporate Ethics Enhancement Month.

Meanwhile, NTT West Group is making ongoing efforts to boost information security in line with the Law Concerning the Protection of Personal Information. These efforts include the hosting of training sessions for NTT West Group companies to thoroughly implement information management controls, running an inspection on system logs and access authorization status, conducting a sweeping inspection of employees’ home-use personal computers and other terminal equipment to establish whether they are used to store data related to the company’s business activities, and the implementation of a web-based employee self-evaluation program designed to evaluate the degree of understanding about the protection of customer information.

During the first six months of the fiscal year, the NTT West Group has stepped up its group-wide effort to protect customer information by holding training sessions for all levels of employees to further raise awareness and by producing new videos that help increase employee awareness about the threat of file transfer software and the risk of information leakage due to computer virus contamination.

In addition to the measures outlined above, NTT West, as a member of the local community, has aimed to contribute to the establishment of a “safer” and “more secure” society in the event of disasters such as torrential rains, typhoons or earthquakes. Since September 2007, NTT West has been taking steps to enhance its community-based “disaster relief initiatives” in its 33 western Japan region branches by gradually expanding its customer support function that helps disaster-affected customers and businesses to “rebuild their lives” and “resume their business operations”.

In the meantime, while making constant efforts to assure and improve quality and safety in the installation of telecommunications facilities and to provide stable telecommunication services, NTT West has also been striving to give customers greater confidence in their facility installation work by conducting an extensive “KICCHIRI KOJI (KK) Campaign (campaign for proper installation work)” jointly with its contractors. The aim of this campaign has been to further promote “installation work from the viewpoint of customers” with an “emphasis on the importance of compliance”, and to collect customer feedback and requests on installation work to help facilitate a prompt response to such requests.

Furthermore, in order to make next generation network services commercially available on a large scale, as envisioned in the “NTT Group Medium-term Management Strategy”, NTT West expanded the scope of its field trials, originally started in December 2006, to general customers to ascertain customer needs more precisely in April 2007. Based on the results of these field trials and working closely with a wide range of business partners, NTT West has been promoting the creation of an enriched communication environment and finding new business opportunities by offering a diverse range of services, including video communication services such as high-quality image distribution and other services using information home appliances.

NTT West Group has sought to establish credibility among customers by boosting group-wide “customer-first activities” that demonstrate its commitment to reliable customer service.

As a result of the above efforts, operating revenue and ordinary income for the first six months of the current fiscal year amounted to 939.7 billion yen (down 2.1% over the same period last year) and 22.6 billion yen (up 17.1% over the same period last year), respectively.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	September 30, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,863,597	2,740,219	(123,377)
Machinery and equipment	602,347	516,190	(86,156)
Antenna facilities	9,745	9,547	(198)
Terminal equipment	27,010	25,529	(1,480)
Local line facilities	838,649	829,418	(9,231)
Long-distance line facilities	6,213	5,821	(391)
Engineering facilities	618,545	610,454	(8,090)
Submarine line facilities	4,181	3,796	(384)
Buildings	503,489	484,900	(18,589)
Construction in progress	19,639	23,008	3,369
Other	233,774	231,551	(2,223)
Intangible fixed assets	107,197	104,001	(3,196)
Total fixed assets - telecommunications businesses	2,970,794	2,844,220	(126,573)
Investments and other assets
Deferred income taxes	276,501	169,436	(107,065)
Other investments and assets	73,838	70,619	(3,218)
Allowance for doubtful accounts	(1,555)	(1,443)	111
Total investments and other assets	348,784	238,612	(110,171)
Total fixed assets	3,319,579	3,082,833	(236,745)

Current assets:
Cash and bank deposits	60,710	50,855	(9,855)
Notes receivable	275	32	(243)
Accounts receivable, trade	371,925	333,378	(38,546)
Supplies	32,577	31,966	(611)
Other current assets	87,980	76,406	(11,574)
Allowance for doubtful accounts	(2,025)	(2,698)	(673)
Total current assets	551,444	489,940	(61,503)

TOTAL ASSETS	3,871,023	3,572,773	(298,249)

	(Millions of yen)
	March 31, 2007	September 30, 2007	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,074,757	1,028,449	(46,307)
Liability for employees’ retirement benefits	548,165	389,550	(158,614)
Other long-term liabilities	20,780	20,621	(159)
Total long-term liabilities	1,643,702	1,438,621	(205,081)
Current liabilities:
Current portion of long-term borrowings from parent company	212,625	263,210	50,585
Accounts payable, trade	91,827	67,612	(24,215)
Short-term borrowings	30,000	5,000	(25,000)
Accrued taxes on income	819	805	(14)
Other current liabilities	342,456	284,697	(57,759)
Total current liabilities	677,729	621,325	(56,404)

TOTAL LIABILITIES	2,321,431	2,059,946	(261,485)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus	67,191	30,448	(36,743)
Accumulated earned surplus	67,191	30,448	(36,743)
Total earned surplus	67,191	30,448	(36,743)
Total shareholders’ equity	1,549,245	1,512,502	(36,743)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	345	324	(21)
Total unrealized gains (losses), translation adjustments, and others	345	324	(21)

TOTAL NET ASSETS	1,549,591	1,512,826	(36,764)

TOTAL LIABILITIES AND NET ASSETS	3,871,023	3,572,773	(298,249)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses:
Operating revenues	895,641	870,683	(24,957)	1,795,202
Operating expenses	882,747	853,893	(28,854)	1,770,819
Operating income from telecommunications businesses	12,894	16,790	3,896	24,382
Supplementary businesses:
Operating revenues	64,206	69,028	4,821	156,313
Operating expenses	64,186	69,658	5,471	160,212
Operating income (losses) from supplementary businesses	20	(629)	(650)	(3,898)
Operating income	12,914	16,161	3,246	20,483

Non-operating revenues:	26,304	26,758	454	76,856
Interest income	2	13	10	7
Lease and rental income	23,679	23,174	(504)	47,753
Miscellaneous income	2,622	3,570	948	29,095

Non-operating expenses:	19,845	20,228	382	43,328
Interest expenses	8,941	10,094	1,153	18,572
Lease and rental expenses	8,923	8,874	(49)	21,044
Miscellaneous expenses	1,980	1,259	(721)	3,711

Recurring profit	19,373	22,691	3,318	54,011

Special profits	1,532	138,814	137,282	46,820
Special losses	—	63,174	63,174	13,127
Income before income taxes	20,906	98,332	77,426	87,704
Corporation, inhabitant, and enterprise taxes	(17,809)	(2,722)	15,087	(26,417)
Deferred tax expenses (benefits)	26,112	106,597	80,484	85,787
Net income (losses)	12,602	(5,543)	(18,145)	28,333

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders' equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders' equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563

Net change during the annual period
Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				28,333	28,333	28,333			28,333
Others, net							(50)	(50)	(50)

Total net change during the annual period	—	—	—	(2,921)	(2,921)	(2,921)	(50)	(50)	(2,972)

March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

(*)	Items approved at the shareholders' meeting held in June 2006

Six months ended September 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

Net change during this semi - annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net losses				(5,543)	(5,543)	(5,543)			(5,543)
Others, net							(21)	(21)	(21)

Total net change during this semi - annual period	—	—	—	(36,743)	(36,743)	(36,743)	(21)	(21)	(36,764)

September 30, 2007	312,000	1,170,054	1,170,054	30,448	30,448	1,512,502	324	324	1,512,826

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	583,844	522,127	(61,716)	(10.6)%	1,140,098
Monthly charge revenues*	368,569	339,226	(29,342)	(8.0)%	724,837
Call rates revenues*	77,722	61,518	(16,204)	(20.8)%	146,400
Interconnection call revenues*	96,888	80,140	(16,748)	(17.3)%	188,570
IP services revenues	140,470	184,106	43,635	31.1%	304,961
Leased circuit services revenues (excluding IP services revenues)	82,348	78,794	(3,554)	(4.3)%	165,630
Telegram services revenues	13,222	12,950	(271)	(2.1)%	27,630
Other telecommunications services revenues	75,756	72,705	(3,050)	(4.0)%	156,880
Telecommunications total revenues	895,641	870,683	(24,957)	(2.8)%	1,795,202
Supplementary business total revenues	64,206	69,028	4,821	7.5%	156,313
Total operating revenues	959,848	939,712	(20,136)	(2.1)%	1,951,515

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:
Income before income taxes	20,906	98,332	77,426	87,704
Depreciation and amortization	222,813	217,520	(5,292)	455,156
Loss on disposal of property, plant and equipment	9,204	7,708	(1,495)	20,291
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(137,255)	(137,255)	—
Non-recurring depreciation of fixed assets	—	60,121	60,121	—
Increase (decrease) in liability for employees’ retirement benefits	(25,277)	(21,359)	3,918	(84,752)
(Increase) decrease in accounts receivable	(19,448)	36,768	56,217	(38,706)
(Increase) decrease in inventories	1,559	611	(948)	6,516
Increase (decrease) in accounts payable and accrued expenses	(81,659)	(86,269)	(4,610)	(16,259)
(Increase) decrease in accounts consumption tax receivable	2,805	—	(2,805)	2,805
Increase (decrease) in accrued consumption tax	2,979	2,424	(554)	2,896
Other	(18,156)	1,345	19,501	(93,665)

Sub-total	115,727	179,948	64,221	341,987
Interest and dividends received	125	1,819	1,694	23,986
Interest paid	(9,021)	(10,242)	(1,220)	(18,211)
Income taxes received (paid)	(8,012)	30,913	38,926	(12,836)

Net cash provided by (used in) operating activities	98,818	202,438	103,620	334,926

II Cash flows from investing activities:
Payments for property, plant and equipment	(235,796)	(178,256)	57,540	(416,277)
Proceeds from sale of property, plant and equipment	12,563	18,067	5,503	59,396
Payments for purchase of investment securities	(2,913)	(146)	2,766	(6,452)
Proceeds from sale of investment securities	339	92	(246)	3,147
Other	(750)	426	1,176	(355)

Net cash provided by (used in) investing activities	(226,557)	(159,816)	66,740	(360,541)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	120,000	40,000	(80,000)	229,250
Payments for settlement of long-term debt	(98,861)	(35,722)	63,138	(193,746)
Net increase (decrease) in short-term borrowings	105,000	(25,000)	(130,000)	(15,000)
Dividends paid	(31,200)	(31,200)	—	(31,200)

Net cash provided by (used in) financing activities	94,938	(51,922)	(146,861)	(10,696)

IV Net increase (decrease) in cash and cash equivalents	(32,800)	(9,300)	23,499	(36,312)
V Cash and cash equivalents at beginning of period	100,556	64,244	(36,312)	100,556

VI Cash and cash equivalents at end of period	67,756	54,944	(12,812)	64,244

Additional information

As NTT Kosei-Nenkin-Kikin (“ NTT Plan”) received permission to be relieved of the obligations related to past services and to disburse the NTT Plan benefits covering the substitutional portion as of July 1, 2007 from the Miuister of Health , Labor and Welfare under the Defined - Benefit Corporate Pension Law , the special profit of 137,255 million yen was recorded during this semi-annual period.

In addition, as NTT West made a change related to the depreciation pursuant to major machinery and equipment’s renewal plans, 60,121 million yen was recorded as speaial losses during this semi-annual period.

Based on the income plan, NTT West revised the amount recorded as deferred tax assets corresponding to local taxes. Accordingly, an increase in corporation, inhabitant and enterprise taxes of 62,337 million yen was recorded for this semi-annual reporting period.

7. Other

Regarding telephone cards issued by NTT Group, as liability is expected to be recorded based on reasonable estimates of their future usage, the preliminary calculations for such figure at present of roughly 12 billion yen have been included in the performance forecasts and recorded as a special loss.

In addition, “Accounting Standards for Lease Transactions” is being applied commencing this fiscal year beginning April 1, 2007. With the application of these standards, preliminary calculations for revisions of the prior year’s figures of roughly 23 billion yen have been included in the performance forecasts and were recorded as a special loss.

November 9, 2007

NTT Com Announces Interim Financial Results

For Fiscal Half-Year Ended September 30, 2007

TOKYO, JAPAN – NTT Communications (NTT Com) today announced its non-consolidated financial results for the fiscal half-year ended September 30, 2007. Half-year operating revenue increased 2.7% year on year, or 14.7 billion yen, to 562.1 billion yen. Operating expenses declined 3.2% or 16.6 billion yen to 498.9 billion yen and recurring profit increased 99.3% or 35.8 billion yen to 71.9 billion yen. Net income rose 120% or 21.5 billion yen to 39.5 billion yen. All results are based on Japanese accounting principles.

BACKGROUND

Japan’s information and communications market continued to evolve through expanding access to broadband, mainly via fiber-optic connections and services. A key result was the further proliferation of search engine-driven portal services, online video services and consumer-generated media, such as social-networking services and blogs. In addition, society became less layered, or “flatter,” in terms of the speed of accessing and distributing information.

The ways in which companies and consumers interact became more varied, and ongoing progress in information and communication technology resulted in dramatic changes in lifestyles and corporate business models.

At the same time, the global information and communications industry continued to evolve in terms of its competitive environment. Mergers and acquisitions mainly among Internet-related companies, for example, led to further consolidation in the United States and Europe.

OVERVIEW OF OPERATIONS

NTT Com’s operations continued to be guided by the desire to generate greater customer benefits from more effective linking of its six core business domains — solutions, network-management, security, global, ubiquitous and portal/engine services — as outlined in its Business Vision 2010 strategy for group growth.

Under a new branding concept called “ICT Solution Partner,” corporate business services were strengthened by:

•	Reorganization of business divisions on an industry-by-industry basis in April, and enhancing related system-engineering capabilities.

•	The new “Multi-Policy VPN for OCN” service enables users to connect to VPN by choice of group or client, rather than by location point under the previous arrangement.

•	NTT Com’s high-quality, highly reliable leased-line service, Giga Stream, introduced Japan’s first 40Gbps service.

In global services;

•	NTT Com inaugurated China’s first premium data center, based in Shanghai, to provide high-quality, highly reliable infrastructure and operations.

•	An office was established in Tianjin, the NTT Com group’s eighth office in greater China including Hong Kong and Taiwan, enhancing the company’s one-stop profile in this market.

•

In the United Arab Emirates, NTT Com became the first Japanese carrier to launch a global MPLS based IP-VPN service in the Middle East region. Telemark Services, a marketing services corporation in the United Kingdom, awarded NTT Com’s global data VPN with top honors for customer satisfaction.

To strengthen Internet-related business under its branding concept “CreativE-Life for Everyone”:

•	NTT Com expanded sales of OCN Hikari with FLET’S, an optical-fiber access service, and offered enhanced e-mail security services (virus and spam protection) to users of its OCN ISP service.

•	Launched My Address Plus, which enables users to obtain e-mail addresses with “.jp” domain names of user’s choice.

•	A high-definition, multi-channel broadcasting service that NTT Com’s subsidiary had been offering via 4th MEDIA was added to the OCN Theater menu to further centralize video distribution services.

In the ongoing field trial for next-generation network (NGN) services, organized by NTT group, NTT Com in May enabled general users to experience and evaluate these services in terms of visual quality and usefulness for the Retransmission of Digital Terrestrial Television (DTT) over IP and the High-Definition IPTV Service trial.

OPERATING RESULTS

Overall operating revenue increased 2.7% or 14.7 billion yen to 562.1 billion yen. Solutions revenue increased considerably compared to the previous year, and operating revenue rose solidly among IP services for OCN-brand Internet access, IP-VPN, and wide-area Ethernet services. Revenue from voice and data communications, including leased lines and packet switching, continued to decline.

Costs rose moderately in conjunction with increased solutions revenue, but effective cost controls related to overall business resulted in operating expenses decreasing 3.2% or 16.6 billion yen to 498.9 billion yen. Operating income rose 98.5% or 31.4 billion yen to 63.2 billion yen, and recurring profit rose 99.3% or 35.8 billion yen to 71.9 billion yen.

Solutions service revenue rose 36.1% or 21.4 billion yen to 80.7 billion yen. A high value-added solution provision scheme was realized in August 2006 through the transfer of corporate business departments from NTT East and NTT West to NTT Com and through the reorganization of business divisions on an industry-by-industry basis in April 2007. The result has been an upgrading of consulting services that are now positioned to offer consulting tailored more closely to each customer’s specific operational requirements. Client corporations undertook robust investment in information technology, with several large orders supporting profit growth.

IP service revenue rose 4.0% or 6.3 billion yen to 163.8 billion yen due to higher revenue from wide-area Ethernet services and IP-VPN services and growth in OCN-brand ISP service subscriptions, which exceeded 6.57 million at the end of September 2007.

Voice transmission service revenue declined 2.1% or 4.9 billion yen to 227.6 billion yen as call revenue continued to decline in a shrinking market typified by fewer fixed-line contracts and the shifting of voice transmission from fixed-line to mobile phone services, and increased use of e-mail. NTT Com responded with a sustained effort to increase revenue through provision of a variety of packaged solutions, such as toll-free services, and aggressive marketing of its PL@TINUM LINE discount calling plan.

Data communications services (excluding IP) declined 6.9% or 5.5 billion yen to 75.5 billion yen due to customer migration to IP services – IP-VPN and wide-area Ethernet services – from leased circuit services. Efforts to sustain revenues included offering Giga Stream with an Ethernet interface.

Despite some cost increases experienced in conjunction with changes in the growth of solutions-related revenue, overall operating expenses declined 3.2% or 16.6 billion yen to 498.9 billion yen as the result of operating process and value chain rationalizations, decreased purchasing of goods and services by standardized procurement processes, and overall cost controls, including effective control of capital investment, across all business areas. Recurring profit increased 99.3% or 35.8 billion yen to 71.9 billion yen.

As a result, operating income rose 98.5% or 31.4 billion yen to 63.2 billion yen. Net income rose 21.5 billion yen to 39.5 billion yen, reflecting a special profit of 12.0 billion yen accruing from the portion of the employees’ pension fund that the company managed on behalf of the government being returned to the government. Special losses of 9.6 billion yen included revaluation of NTT America, Inc. and other companies and reserve for point services.

MEASURES FOR FISCAL 2007

NTT Com will bolster its overall business platform by continuing to link its six core business domains according to the plan outlined in its Business Vision 2010 strategy for group growth.

For corporate business operations, NTT Com, as an “ICT Solution Partner,” will enhance its problem-solving consulting services by focusing on on-site consulting tailored more closely to each customer’s specific operational requirements, and by providing high value-added ICT solutions such as system and network integration. For example, NTT Com will function as a one-stop supplier for advanced ICT solution services embracing fixed/mobile communications, and expand its business to meet the needs of corporate customers. Strong efforts will be made to sustain its track record of delivering high-quality, highly advanced services.

Turning to global services, NTT Com will continue to focus its efforts on maintaining internal infrastructure and enhancing the corporate scheme for advancing service quality, in order to function as a total ICT solutions provider delivering comprehensive network, data center, hosting and security services. NTT Com also will expand business activities supporting Japanese and foreign clients with global operations. In addition to current data communication services, NTT Com will provide high value-added solutions such as global data centers.

For the purpose of strengthening its Internet-related business under the branding concept “CreativE-Life for Everyone,” NTT Com has made ID sharing possible between the “goo” portal and OCN ISP accounts, and has introduced My Affiliate, an affiliate-marketing service for promotion of Web-based businesses. In October, NTT Com group launched “goo Home”, a social-networking service. These developments represent the fruits of NTT Com’s efforts to more effectively meet diversified customer needs and enrich their Internet experience. NTT Com will continue to enhance its B2B2C business by developing highly advanced services promoting business-to-consumer interfaces.

Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	September 30, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications
Property, plant and equipment	462,233	443,364	(18,868)
Machinery and equipment	154,415	144,493	(9,921)
Antenna facilities	2,271	2,091	(180)
Terminal equipment	2,333	1,982	(350)
Local line facilities	818	755	(62)
Long-distance line facilities	11,040	10,332	(707)
Engineering facilities	70,854	68,804	(2,049)
Submarine line facilities	5,646	5,050	(596)
Buildings	127,325	123,459	(3,865)
Construction in progress	9,206	11,095	1,889
Other	78,322	75,298	(3,023)
Intangible fixed assets	135,041	121,211	(13,830)
Total fixed assets-telecommunications businesses	597,274	564,575	(32,698)
Investments and other assets
Investment securities	131,813	160,104	28,290
Investments in subsidiaries and affiliated companies	104,375	77,323	(27,052)
Long-term loans receivable to subsidiaries	63,903	49,382	(14,520)
Deferred income taxes	147,462	97,254	(50,207)
Other investments and assets	23,867	26,569	2,701
Allowance for doubtful accounts	(772)	(604)	168
Total investments and other assets	470,650	410,030	(60,619)
Total fixed assets	1,067,925	974,606	(93,318)

Current assets:
Cash and bank deposits	30,384	27,887	(2,496)
Notes receivable	44	43	(1)
Accounts receivable, trade	213,299	198,487	(14,811)
Accounts receivable, other	18,589	14,731	(3,858)
Supplies	8,044	8,508	464
Subsidiary deposits	45,827	2,176	(43,650)
Other current assets	30,029	52,803	22,773
Allowance for doubtful accounts	(1,686)	(1,787)	(101)
Total current assets	344,533	302,851	(41,682)

TOTAL ASSETS	1,412,459	1,277,458	(135,001)

	(Millions of yen)
	March 31, 2007	September 30, 2007	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	464,286	397,612	(66,673)
Liability for employees’ retirement benefits	82,555	70,286	(12,269)
Reserve for point services	—	1,900	1,900
Other long-term liabilities	12,332	11,912	(420)
Total long-term liabilities	559,174	481,712	(77,461)

Current liabilities:
Current portion of long-term borrowings from parent company	122,345	96,959	(25,385)
Accounts payable, trade	47,894	32,759	(15,135)
Accounts payable, other	174,472	123,236	(51,236)
Accrued taxes on income	1,268	815	(452)
Allowance for losses on construction contracts	85	79	(6)
Other current liabilities	24,215	23,140	(1,075)
Total current liabilities	370,282	276,990	(93,291)

TOTAL LIABILITIES	929,456	758,703	(170,753)

NET ASSETS

Shareholders’ equity
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus	85,520	116,068	30,548
Accumulated earned surplus	85,520	116,068	30,548
Total earned surplus	85,520	116,068	30,548
Total shareholders’ equity	428,899	459,447	30,548
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	54,103	59,307	5,204
Total unrealized gains (losses), translation adjustments, and others	54,103	59,307	5,204

TOTAL NET ASSETS	483,002	518,755	35,752

TOTAL LIABILITIES AND NET ASSETS	1,412,459	1,277,458	(135,001)

Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	492,011	486,679	(5,332)	988,373
Operating expenses	459,014	427,212	(31,801)	917,851
Operating income from telecommunications businesses	32,997	59,466	26,469	70,522
Supplementary businesses
Operating revenues	55,413	75,518	20,105	157,123
Operating expenses	56,526	71,689	15,162	150,297
Operating income (losses) from supplementary businesses	(1,113)	3,829	4,943	6,825
Operating income	31,883	63,295	31,412	77,348
Non-operating revenues:	17,633	20,494	2,861	29,588
Interest income	2,184	852	(1,331)	3,990
Dividends received	4,511	7,702	3,191	5,295
Lease and rental income	8,633	8,612	(20)	17,606
Miscellaneous income	2,303	3,326	1,023	2,696
Non-operating expenses:	13,401	11,830	(1,570)	29,112
Interest expenses	7,539	4,775	(2,764)	14,148
Lease and rental expenses	4,140	5,169	1,029	9,120
Miscellaneous expenses	1,721	1,885	163	5,844
Recurring profit	36,114	71,959	35,844	77,824
Special profits	5,728	12,045	6,317	11,349
Special losses	6,939	9,678	2,739	28,484
Income before income taxes	34,903	74,326	39,422	60,689
Corporation, inhabitant, and enterprise taxes	16,346	(9,846)	(26,192)	27,854
Deferred tax expenses (benefits)	583	44,623	44,040	2,477
Net income	17,973	39,548	21,575	30,356

Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during the annual period
Issuance of stock	113	12,466	12,466			12,580			12,580
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				30,356	30,356	30,356			30,356
Others, net							19,571	19,571	19,571
Total net change during the annual period	113	12,466	12,466	21,594	21,594	34,174	19,571	19,571	53,746
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002

(*)	Items approved in the shareholders’ meeting held in June 2006

Six months ended September 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002
Net change during this semi-annual period
Cash dividends				(9,000)	(9,000)	(9,000)			(9,000)
Net income				39,548	39,548	39,548			39,548
Others, net							5,204	5,204	5,204
Total net change during this semi-annual period	—	—	—	30,548	30,548	30,548	5,204	5,204	35,752
September 30, 2007	211,763	131,615	131,615	116,068	116,068	459,447	59,307	59,307	518,755

Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	232,566	227,631	(4,935)	(2.1%)	462,926
IP services revenues	157,507	163,832	6,324	4.0%	319,747
Open computer network services revenues*	70,191	72,838	2,647	3.8%	142,216
IP-Virtual private network services revenues*	33,664	34,690	1,025	3.0%	67,832
Wide-Area Ethernet services revenues*	24,555	25,373	818	3.3%	50,256
Data communications revenues (excluding IP services revenues)	81,084	75,516	(5,567)	(6.9%)	160,920
Leased circuit services revenues*	54,615	51,808	(2,807)	(5.1%)	109,361
Solution services revenues	59,328	80,760	21,432	36.1%	165,860
Others	16,937	14,457	(2,479)	(14.6%)	36,042
Total operating revenues	547,424	562,197	14,773	2.7%	1,145,497

*	Partial listing only

Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I.	Cash flows from operating activities:
	Income before income taxes	34,903	74,326	39,422	60,689
	Depreciation and amortization	65,268	61,303	(3,965)	129,134
	Loss on disposal of property, plant and equipment	3,967	1,945	(2,021)	10,540
	Increase (decrease) in allowance for doubtful accounts	955	(66)	(1,022)	187
	Increase (decrease) in liability for employees’ retirement benefits	9,904	(12,269)	(22,173)	9,771
	Write-off of investments in affiliated companies	6,945	2,320	(4,625)	25,725
	(Increase) decrease in accounts receivable	(16,880)	28,763	45,644	(43,257)
	(Increase) decrease in inventories	(963)	(464)	499	576
	Increase (decrease) in accounts payable and accrued expenses	3,004	(30,556)	(33,561)	24,807
	Increase (decrease) in accrued consumption tax	1,888	(1,658)	(3,546)	4,474
	Other	(10,541)	(12,797)	(2,256)	(1,793)

	Sub-total	98,452	110,847	12,394	220,855
	Interest and dividends received	6,414	8,875	2,460	9,755
	Interest paid	(7,685)	(5,592)	2,092	(15,190)
	Income taxes received (paid)	86,861	(28,933)	(115,795)	86,847

	Net cash provided by (used in) operating activities	184,043	85,196	(98,847)	302,267
II.	Cash flows from investing activities:
	Payments for property, plant and equipment	(50,923)	(39,503)	11,419	(105,132)
	Proceeds from sale of property, plant and equipment	833	7,877	7,043	2,038
	Payments for purchase of investment securities	(9,799)	(858)	8,940	(16,504)
	Proceeds from sale of investment securities	11,173	6,225	(4,948)	11,509
	Payments for long-term loans	(2,304)	—	2,304	(2,304)
	Proceeds from long-term loans receivable	—	—	—	112
	Other	(2,470)	(2,736)	(266)	(1,816)

	Net cash provided by (used in) investing activities	(53,489)	(28,995)	24,493	(112,097)
III.	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	2,304	—	(2,304)	2,304
	Payments for settlement of long-term debt	(18,831)	(93,334)	(74,503)	(180,367)
	Dividends paid	(8,700)	(9,000)	(300)	(8,700)

	Net cash provided by (used in) financing activities	(25,226)	(102,335)	(77,108)	(186,762)
IV.	Effect of exchange rate changes on cash and cash equivalents	7	(12)	(19)	12

V.	Net increase (decrease) in cash and cash equivalents	105,335	(46,147)	(151,482)	3,419
VI.	Cash and cash equivalents at beginning of period	72,791	76,211	3,419	72,791

VII.	Cash and cash equivalents at end of period	178,126	30,063	(148,062)	76,211

November 9, 2007

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2007	B As of Jun. 30, 2007	C As of Sept. 30, 2007			D As of Mar. 31, 2008 (Revised Forecast)		[Ref.] As of Mar. 31, 2008 (Forecast when previous annual results were announced)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Line	43,343	42,399	41,488	(1,855)	42.5%	38,978	(4,365)	38,978
NTT East	21,392	20,928	20,478	(915)	40.8%	19,152	(2,240)	19,152
NTT West	21,951	21,471	21,010	(941)	44.3%	19,825	(2,125)	19,825
INS-Net	7,152	6,951	6,774	(378)	43.0%	6,273	(879)	6,273
NTT East	3,726	3,622	3,528	(198)	43.1%	3,266	(460)	3,266
NTT West	3,426	3,330	3,246	(180)	42.9%	3,006	(419)	3,006
INS-Net 64	6,579	6,382	6,210	(369)	42.2%	5,705	(873)	5,729
NTT East	3,363	3,261	3,171	(192)	41.9%	2,904	(458)	2,904
NTT West	3,216	3,121	3,039	(177)	42.6%	2,801	(415)	2,825
INS-Net 1500	57	57	56	(1)	157.2%	57	(1)	54
NTT East	36	36	36	(1)	385.0%	36	(0)	36
NTT West	21	21	21	(0)	70.2%	21	(0)	18
Telephone Subscriber Line + INS-Net	50,495	49,350	48,262	(2,233)	42.6%	45,250	(5,245)	45,250
NTT East	25,118	24,550	24,006	(1,113)	41.2%	22,418	(2,700)	22,418
NTT West	25,376	24,800	24,256	(1,120)	44.0%	22,832	(2,545)	22,832
FLET’S ISDN	486	455	432	(54)	47.3%	371	(115)	371
NTT East	258	240	226	(32)	44.2%	186	(72)	186
NTT West	228	215	206	(23)	52.4%	185	(43)	185
FLET’S ADSL	5,323	5,193	5,043	(280)	31.1%	4,423	(900)	4,423
NTT East	2,782	2,702	2,616	(166)	27.7%	2,182	(600)	2,182
NTT West	2,541	2,492	2,427	(114)	37.8%	2,241	(300)	2,241
B FLET’S	6,076	6,782	7,424	1,348	39.6%	9,476	3,400	9,476
NTT East	3,399	3,833	4,210	811	40.5%	5,399	2,000	5,399
NTT West	2,677	2,949	3,215	538	38.4%	4,077	1,400	4,077
Optical IP Phone Services (“Hikari Phone”)	3,174	3,793	4,388	1,215	39.2%	6,274	3,100	6,274
NTT East	1,705	2,051	2,375	670	37.2%	3,505	1,800	3,505
NTT West	1,469	1,742	2,014	545	41.9%	2,769	1,300	2,769
Conventional Leased Circuit	381	368	362	(18)	45.3%	340	(41)	352
NTT East	193	186	183	(10)	45.9%	171	(22)	171
NTT West	188	182	180	(9)	44.7%	169	(19)	181
High Speed Digital	268	260	253	(14)	54.7%	242	(26)	243
NTT East	148	144	139	(9)	59.9%	133	(15)	133
NTT West	120	116	114	(5)	47.8%	108	(11)	109
NTT Group Major ISPs	8,745	9,063	9,364	619	64.8%	9,700	955	9,600
OCN*	6,091	6,350	6,575	483	59.8%	6,900	809	6,800
Plala*	2,329	2,386	2,459	130	75.9%	2,500	171	2,500
Cellular	52,621	52,846	52,942	321	37.3%	53,480	850	53,890
FOMA*	35,529	37,854	40,043	4,513	53.4%	43,980	8,450	44,420
i-mode	47,574	47,725	47,759	185	31.1%	48,170	590	48,590
FOMA*	34,052	36,089	37,972	3,920	—	—	—	—
PHS	453	374	310	(143)	—	—	—	—

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of B FLET’S includes FLET’S Hikari Premium and FLET'S Hikari Mytown provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,247,000 as of Sept. 30, 2007, and are forecasted to be 1,390,000 as of Mar. 31, 2008.

	7	Changes in No. of Cellular ( FOMA* is included) and i-mode subscribers as of Mar 31, 2008 (Revised Forecast) are forecasted net-increase.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2006	B As of Sept. 30, 2007		C As of Mar. 31, 2008 (Revised Forecast)	[Ref.] As of Mar. 31, 2008 (Forecast when previous annual results were announced)
			Change
			B-A
NTT Consolidated	210,950	209,150	(1,800)	194,500	194,750
Core Group Companies
NTT (Holding)	2,900	2,950	50	2,900	2,900
NTT East	6,800	6,600	(200)	5,700	6,400
NTT West	5,900	6,000	100	5,750	5,750
NTT Communications	8,950	8,700	(250)	8,650	8,750
NTT DATA (Consolidated)	22,650	24,750	2,100	24,250	23,850
NTT DoCoMo (Consolidated)	22,150	22,000	(150)	21,300	21,300
(Reference) “Outsourcing Companies”
East Outsourcing Companies	45,600	42,700	(2,900)	37,750	38,650
West Outsourcing Companies	55,550	52,600	(2,950)	47,950	48,000

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

		— As of Mar. 31, 2008 (Revised Forecast) (East Outsourcing Companies : 1,200 employees; West Outsourcing Companies : 1,600 employees)

		— As of Mar. 31, 2008 (Forecast when previous annual results were announced) (East Outsourcing Companies : 1,200 employees; West Outsourcing Companies : 1,600 employees)

	3	Upon establishment of NTT EAST SOLUTIONS, 550 employees from each of NTT East and East Outsourcing Companies moved to NTT EAST SOLUTIONS as of Oct. 1, 2007, and such change is reflected in the number of employees as of Mar. 31, 2008 (Revised Forecast).

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30 2006	B Six Months Ended Sept. 30 2007			C Year Ending Mar. 31, 2008 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,064.1	897.2	(166.8)	42.9%	2,090.0	2,090.0
Core Group Companies
NTT (Holding)	15.2	16.4	1.1	32.2%	51.0	51.0
NTT East	183.6	201.2	17.6	45.7%	440.0	440.0
NTT West	227.1	162.3	(64.7)	39.1%	415.0	415.0
NTT Communications	41.1	32.2	(8.9)	29.3%	110.0	110.0
NTT DATA (Consolidated)	68.0	71.3	3.3	45.2%	158.0	158.0
NTT DoCoMo (Consolidated)	462.8	315.8	(147.0)	41.7%	758.0	750.0

Notes :	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2008 (Revised Forecast) include: 127.0 billion yen for voice transmission, 56.0 billion yen for data transmission, 234.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 4.0 billion yen for R&D facilities, and 18.0 billion yen for Joint Facilities, and others for NTT East; 164.0 billion yen for voice transmission, 44.0 billion yen for data transmission, 192.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 11.0 billion yen for Joint Facilities, and others for NTT West; and 47.0 billion yen for voice transmission, 17.0 billion yen for data transmission, 5.0 billion yen for leased circuit, 1.0 billion yen for R&D facilities, and 40.0 billion yen for Joint Facilities, and others for NTT Communications.

	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2008 (Revised Forecast) include approximately 200.0 billion yen and 170.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 90% for NTT East and 88% for NTT West as of Mar. 31, 2008.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2006	B Six Months Ended Sept. 30, 2007			C Year Ending Mar. 31, 2008 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,249.3	5,187.7	(61.6)	48.9%	10,600.0	10,700.0
Fixed Voice Related Services	1,568.6	1,443.7	(124.9)	—	—	—
Mobile Voice Related Services	1,541.9	1,430.4	(111.5)	—	—	—
IP/Packet Communications Services	1,082.9	1,246.6	163.7	—	—	—
Sales of Telecommunications Equipment	262.1	244.7	(17.4)	—	—	—
System Integration	474.7	488.6	13.9	—	—	—
Other	319.0	333.5	14.6	—	—	—
Operating Expenses	4,557.8	4,623.7	65.9	49.8%	9,280.0	9,590.0
Cost of Services (exclusive of items shown separately below)	1,089.6	1,132.7	43.0	—	—	—
Cost of equipment sold (exclusive of items shown separately below)	606.2	622.7	16.5	—	—	—
Cost of systems integration (exclusive of items shown separately below)	303.9	310.2	6.4	—	—	—
Depreciation and amortization	1,023.6	1,053.3	29.6	—	—	—
Impairment loss	1.1	1.2	0.2	—	—	—
Selling, general and administrative expenses	1,529.6	1,500.7	(28.9)	—	—	—
Write-down of goodwill and other intangible assets	3.8	2.9	(0.9)	—	—	—
Operating Income	691.5	564.0	(127.5)	42.7%	1,320.0	1,110.0
Income before Income Taxes	699.7	583.3	(116.4)	44.2%	1,320.0	1,110.0
Net Income	291.5	195.2	(96.3)	36.8%	530.0	460.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	962.3	978.5	16.2	—	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	2,381.5	2,404.3	22.8	—	—	—
Loss on disposal of property, plant and equipment	71.8	68.9	(3.0)	—	—	—
Other expenses	113.6	114.7	1.1	—	—	—
Total	3,529.2	3,566.3	37.1	—	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	219.4	221.2	1.7	58.1%	381.0	381.0
Operating Expenses	75.2	76.7	1.4	44.3%	173.0	173.0
Operating Income	144.1	144.4	0.3	69.5%	208.0	208.0
Non-Operating Revenues	30.6	28.6	(1.9)	46.2%	62.0	62.0
Non-Operating Expenses	27.1	25.8	(1.2)	45.4%	57.0	57.0
Recurring Profit	147.6	147.2	(0.4)	69.1%	213.0	213.0
Net Income	143.9	148.6	4.7	71.8%	207.0	212.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30 2006	B Six Months Ended Sept. 30, 2007			C Year Ending Mar. 31, 2008 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,013.1	981.8	(31.3)	49.1%	2,000.0	2,000.0
Voice Transmission Services (excluding IP)	593.7	530.1	(63.5)	51.6%	1,028.0	1,028.0
IP Services	165.4	216.7	51.2	45.3%	478.0	478.0
Leased Circuit (excluding IP)	95.8	90.1	(5.7)	50.1%	180.0	180.0
Telegraph	11.9	11.8	(0)	53.9%	22.0	22.0
Others	79.8	76.4	(3.3)	45.5%	292.0	292.0
Supplementary Business	66.3	56.5	(9.8)
Operating Expenses	975.1	948.0	(27.1)	48.1%	1,970.0	1,970.0
Personnel	63.5	56.1	(7.4)	48.8%	115.0	115.0
Cost of services and equipment sold, and selling, general and administrative expenses	649.0	630.9	(18.1)	47.8%	1,319.0	1,319.0
Depreciation and amortization	208.4	209.3	0.8	49.8%	420.0	420.0
Loss on disposal of property, plant and equipment	15.5	13.5	(2.0)	33.0%	41.0	41.0
Taxes and public dues	38.4	38.0	(0.4)	50.8%	75.0	75.0
Operating Income	38.0	33.8	(4.1)	112.8%	30.0	30.0
Non-Operating Revenues	30.1	33.7	3.5	60.2%	56.0	56.0
Non-Operating Expenses	17.0	21.3	4.2	59.3%	36.0	36.0
Recurring Profit	51.1	46.2	(4.8)	92.5%	50.0	50.0
Net Income	35.4	73.1	37.6	103.1%	71.0	42.0
NTT West (JPN GAAP)
Operating Revenues	959.8	939.7	(20.1)	49.0%	1,918.0	1,939.0
Voice Transmission Services (excluding IP)	583.8	522.1	(61.7)	51.3%	1,018.0	1,019.0
IP Services	140.4	184.1	43.6	46.0%	400.0	406.0
Leased Circuit (excluding IP)	82.3	78.7	(3.5)	49.6%	159.0	163.0
Telegraph	13.2	12.9	(0.2)	49.8%	26.0	26.0
Others	75.7	72.7	(3.0)	45.0%	315.0	325.0
Supplementary Business	64.2	69.0	4.8
Operating Expenses	946.9	923.5	(23.3)	48.2%	1,915.0	1,936.0
Personnel	68.5	52.7	(15.8)	49.3%	107.0	110.0
Cost of services and equipment sold, and selling, general and administrative expenses	604.1	604.0	(0.1)	48.1%	1,257.0	1,273.0
Depreciation and amortization	218.8	213.4	(5.3)	49.5%	431.0	433.0
Loss on disposal of property, plant and equipment	19.1	17.0	(2.1)	34.8%	49.0	49.0
Taxes and public dues	36.1	36.1	(0)	50.9%	71.0	71.0
Operating Income	12.9	16.1	3.2	538.7%	3.0	3.0
Non-Operating Revenues	26.3	26.7	0.4	42.5%	63.0	63.0
Non-Operating Expenses	19.8	20.2	0.3	44.0%	46.0	46.0
Recurring Profit	19.3	22.6	3.3	113.5%	20.0	20.0
Net Income	12.6	(5.5)	(18.1)	18.5%	(30.0)	15.0

Notes :

1.      Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2007 include monthly charges, call charges and interconnection charges of 346.1 billion yen, 64.8 billion yen and 75.2 billion yen for NTT East, and 339.2 billion yen, 61.5 billion yen and 80.1 billion yen for NTT West, respectively.

2.      Operating Revenues from IP services of NTT East and NTT West for the six months ended Sept. 30, 2007 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 94.4 billion yen and 23.9 billion yen for NTT East, and 77.6 billion yen and 17.7 billion yen for NTT West, respectively.

— B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Six Months Ended Sept. 30 2006	B Six Months Ended Sept. 30, 2007			C Year Ending Mar. 31, 2008 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	547.4	562.1	14.7	49.1%	1,146.0	1,129.0
Voice Transmission Services (excluding IP)	232.5	227.6	(4.9)	50.7%	449.0	439.0
IP Services	157.5	163.8	6.3	49.6%	330.0	328.0
Data Transmission Services (excluding IP)	81.0	75.5	(5.5)	52.4%	144.0	143.0
Leased Circuit*	54.6	51.8	(2.8)	51.8%	100.0	100.0
Solutions Business	59.3	80.7	21.4	41.6%	194.0	189.0
Others	16.9	14.4	(2.4)	49.9%	29.0	30.0
Operating Expenses	515.5	498.9	(16.6)	47.7%	1,046.0	1,054.0
Personnel	43.7	46.3	2.6	49.3%	94.0	96.0
Cost of services and equipment sold, and selling, general and administrative expenses	238.4	230.1	(8.2)	47.4%	809.0	813.0
Communication Network Charges	157.6	153.2	(4.3)
Depreciation and amortization	64.1	59.7	(4.3)	51.1%	117.0	120.0
Loss on disposal of property, plant and equipment	4.9	3.3	(1.5)	24.2%	14.0	13.0
Taxes and public dues	6.6	5.9	(0.6)	49.6%	12.0	12.0
Operating Income	31.8	63.2	31.4	63.3%	100.0	75.0
Non-Operating Revenues	17.6	20.4	2.8	64.0%	32.0	28.0
Non-Operating Expenses	13.4	11.8	(1.5)	43.8%	27.0	28.0
Recurring Profit	36.1	71.9	35.8	68.5%	105.0	75.0
Net Income	17.9	39.5	21.5	71.9%	55.0	40.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	453.4	466.1	12.7	43.2%	1,080.0	1,080.0
Systems Integration Business	352.5	355.7	3.2	41.4%	860.0	860.0
Network System Business	33.0	36.6	3.6	51.7%	71.0	71.0
Others	108.1	123.3	15.2	51.0%	242.0	242.0
Elimination or corporate	(40.1)	(49.5)	(9.4)	53.3%	(93.0)	(93.0)
Cost of Sales	335.4	350.4	14.9	43.2%	812.0	812.0
Gross Profit	117.9	115.7	(2.2)	43.2%	268.0	268.0
Selling and General Expense	80.4	78.0	(2.3)	45.1%	173.0	173.0
Operating Income	37.4	37.6	0.1	39.6%	95.0	95.0
Non-Operating Income (loss)	(1.1)	0.0	1.2	—	(4.0)	(4.0)
Recurring Profit	36.2	37.6	1.3	41.4%	91.0	91.0
Net Income	22.6	21.2	(1.3)	41.6%	51.0	51.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,383.4	2,325.1	(58.3)	49.8%	4,667.0	4,728.0
Wireless Services	2,174.2	2,130.3	(43.9)	50.8%	4,190.0	4,250.0
Cellular Services	2,112.4	2,066.5	(45.8)	50.9%	4,060.0	4,118.0
Voice	1,504.9	1,392.0	(112.8)	52.0%	2,676.0	2,761.0
Packet Communications	607.5	674.5	67.0	48.7%	1,384.0	1,357.0
PHS	13.0	7.0	(6.1)	77.2%	9.0	9.0
Others	48.8	56.8	8.0	47.0%	121.0	123.0
Equipment sales	209.1	194.8	(14.3)	40.8%	477.0	478.0
Operating Expenses	1,866.5	1,916.6	50.1	49.3%	3,887.0	3,948.0
Personnel	124.5	123.4	(1.1)	54.6%	226.0	253.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,179.0	1,207.8	28.8	49.6%	2,435.0	2,490.0
Depreciation and amortization	347.7	364.3	16.7	47.2%	772.0	753.0
Loss on disposal of property, plant and equipment	18.1	25.0	7.0	36.3%	69.0	64.0
Communication Network Charges	178.9	176.2	(2.7)	50.9%	346.0	349.0
Taxes and public dues	18.3	19.8	1.5	50.7%	39.0	39.0
Operating Income	516.9	408.5	(108.4)	52.4%	780.0	780.0
Non-Operating Income (loss)	3.4	2.4	(1.0)	47.1%	5.0	8.0
Income before Tax	520.3	410.9	(109.4)	52.3%	785.0	788.0
Net Income	309.8	246.5	(63.3)	51.8%	476.0	476.0

Note:	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the six months ended Sept. 30, 2007 include revenues from telephone subscriber lines (123.5 billion yen). Operating Revenues from IP services include revenues from OCN (72.8 billion yen), IP-VPN (34.6 billion yen) and e-VLAN (25.3 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (7.5 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (3.8 billion yen) and high-speed digital (23.2 billion yen).

* Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’S, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2007 (From Apr. to Jun., 2007	2nd Quarter Ended Sept. 30, 2007 (From Jul. to Sept., 2007)	Six Months Ended Sept. 30, 2006 (From Apr. to Sept., 2006)	Six Months Ended Sept. 30, 2007 (From Apr. to Sept., 2007)	Year Ended Mar. 31, 2007	Year Ending Mar. 31, 2008 (Revised forecast)	Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,120	3,120	3,180	3,120	3,170	3,120	3,120
Telephone Subscriber Lines ARPU	2,730	2,720	2,770	2,720	2,760	2,730	2,730
INS-NET Subscriber Lines ARPU	5,410	5,390	5,480	5,400	5,470	5,380	5,380
B FLET’S ARPU	5,060	5,260	4,910	5,170	5,050	5,290	5,240
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,970	2,970	3,030	2,970	3,020	2,970	2,970
Telephone Subscriber Lines ARPU	2,620	2,620	2,670	2,620	2,660	2,620	2,620
INS-NET Subscriber Lines ARPU	5,240	5,220	5,320	5,230	5,310	5,220	5,220
B FLET’S ARPU	5,350	5,440	4,990	5,400	5,120	5,480	5,470
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,560	6,550	6,810	6,550	6,700	6,430	6,480
Voice ARPU (FOMA+mova)	4,440	4,340	4,830	4,390	4,690	4,210	4,330
Packet ARPU (FOMA+mova)	2,120	2,210	1,980	2,160	2,010	2,220	2,150
i-mode ARPU (FOMA+mova)*	2,090	2,180	1,960	2,140	1,990	2,190	2,130
ARPU generated purely from i-mode (FOMA+mova)	2,270	2,360	2,130	2,320	2,160	2,370	2,310
Cellular Aggregate ARPU (FOMA)	7,370	7,270	8,130	7,320	7,860	7,070	7,150
Voice ARPU (FOMA)	4,710	4,570	5,290	4,640	5,070	4,400	4,540
Packet ARPU (FOMA)	2,660	2,700	2,840	2,680	2,790	2,670	2,610
i-mode ARPU (FOMA)*	2,630	2,660	2,800	2,650	2,750	2,630	2,570
ARPU generated purely from i-mode (FOMA)	2,730	2,770	2,870	2,750	2,830	2,740	2,680
Cellular Aggregate ARPU (mova)	4,600	4,440	5,400	4,530	5,180	4,360	4,370
Voice ARPU (mova)	3,800	3,660	4,340	3,740	4,190	3,600	3,650
i-mode ARPU (mova)	800	780	1,060	790	990	760	720
ARPU generated purely from i-mode (mova)	970	960	1,230	970	1,160	940	890

*	Partial listing only.

Notes :	1 We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.

— B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

4       In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating B FLET’S ARPU, No. of subscribers is determined based on the No. of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

6 We compute ARPU for our cellular business using 3 aggregate measures.

• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

9 No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.

— FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

—     FY Forecast (when previous annual results were announced): Average No. of active subscribers ((No. of subscribers at end of previous fiscal year + No. of subscribers at end of current fiscal year)/2)x12

—     FY Forecast (Revised): Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. +No. of expected subscribers at end of the following Mar.)/2)x6

10 No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.

— FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2007	As of Sept. 30, 2007	As of Mar. 31, 2008 (Revised Forecast)	As of Mar. 31, 2008 (Forecast) (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,770.8	4,560.7	4,700.0	4,700.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2007	Six Months Ended Sept. 30, 2007	Year Ending Mar. 31, 2008 (Revised Forecast)	Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
Operating Income	1,107.0 billion yen	564.0 billion yen	1,320.0 billion yen	1,110.0 billion yen
EBITDA Margin	31.0%	32.0%	34.3%	31.1%
Operating FCF	1,103.7 billion yen	763.1 billion yen	1,550.0 billion yen	1,233.0 billion yen
ROCE	5.4%	—	6.4%	5.4%

Note:	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2007	Six Months Ended Sept. 30, 2007	Year Ending Mar. 31, 2008 (Revised Forecast)	Year Ending Mar. 31, 2008 (Forecast when previous annual results were announced)
EBITDA Margin [(c/d)X100]	31.0%	32.0%	34.3%	31.1%
a Operating Income	1,107.0 billion yen	564.0 billion yen	1,320.0 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	1,096.3 billion yen	2,320.0 billion yen	2,213.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	1,660.3 billion yen	3,640.0 billion yen	3,323.0 billion yen
d Operating Revenues	10,760.6 billion yen	5,187.7 billion yen	10,600.0 billion yen	10,700.0 billion yen
Operating FCF [(c-d)]	1,103.7 billion yen	763.1 billion yen	1,550.0 billion yen	1,233.0 billion yen
a Operating Income	1,107.0 billion yen	564.0 billion yen	1,320.0 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	1,096.3 billion yen	2,320.0 billion yen	2,213.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	1,660.3 billion yen	3,640.0 billion yen	3,323.0 billion yen
d Capital Investment	2,236.9 billion yen	897.2 billion yen	2,090.0 billion yen	2,090.0 billion yen
ROCE [(b/c)X100]	5.4%	—	6.4%	5.4%
a Operating Income	1,107.0 billion yen	—	1,320.0 billion yen	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%	41%
b Operating Income X(1-Normal Statutory Tax Rate)	654.0 billion yen	—	778.8 billion yen	654.9 billion yen
c Operating Capital Employed	12,009.6 billion yen	—	12,114.7 billion yen	12,079.7 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2007	Six Months Ended Sept. 30, 2007
NTT Consolidated Capital Investment	2,236.9	897.2
Payments for property, plant and equipment	1,608.5	696.2
Acquisition of intangible and other assets	619.9	364.0
Other differences	8.5	(163.0)